UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

[Translation]

(Securities Code: 8411)

June 7, 2007

To: Shareholders

Terunobu Maeda

President & CEO

Mizuho Financial Group, Inc.

5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo

CONVOCATION NOTICE OF

THE 5TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 5th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. (the “Company”) will be held as set forth below. You are cordially invited to attend the meeting.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways. After examining the reference materials for the ordinary general meeting of shareholders set forth below, please refer to the “Guidance Notes on the Exercise of the Voting Rights” (pages 3 through 4) and exercise your voting rights no later than 5:00 p.m. on Monday, June 25, 2007.

[Exercise of Voting Rights in Writing]

By returning to us the voting form enclosed herewith on which your approval or disapproval is indicated.

[Exercise of Voting Rights by Electromagnetic Method (Using the Internet, etc.)]

By accessing the website for exercising voting rights specified by the Company (http://www.it-soukai.com/) and exercising your voting rights using the “Code for the Exercise of Voting Rights” and the “Password” provided on the voting form enclosed herewith in accordance with the directions on the screen.

Description

1.	Date and Time:	10:00 a.m. on Tuesday, June 26, 2007

2.	Place:	Hall A, Tokyo International Forum
5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Purpose:

	Report Item 1:	Report on the Business Report for the 5th fiscal year (from April 1, 2006 to March 31, 2007), on the consolidated financial statements, and on the Results of Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors

	2:	Report on the non-consolidated financial statements for the 5th fiscal year (from April 1, 2006 to March 31, 2007)

Matters to be Resolved:

	Proposal 1:	Disposal of surplus

	Proposal 2:	Partial amendment to the Articles of Incorporation

	Proposal 3:	Appointment of eight (8) Directors

	Proposal 4:	Appointment of two (2) Corporate Auditors

	Proposal 5:	Grant of the retirement allowances to the retiring Directors and the retiring Corporate Auditor

– End of Notice –

*         *         *         *         *        *

§	Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance to the meeting place.

§	Any corrections made to the reference materials for the ordinary general meeting of shareholders and the attached documents shall be notified by being posted on the Company’s website (http://www.mizuho-fg.co.jp/investors/stock/meeting.html).

Guidance Notes on the Exercise of the Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing or by electromagnetic method (using the Internet, etc.).

[Exercise of Voting Rights in Writing]

Please indicate your approval or disapproval for the proposals on the voting form enclosed herewith and return the voting form to us so that it reaches us by no later than 5:00 p.m. on Monday, June 25, 2007. No indication on the voting form of your approval or disapproval for any proposal shall be treated as an indication of approval.

[Exercise of Voting Rights by Electromagnetic Method (using the Internet, etc.)]

1.	Items Required to be Agreed on for the Exercise of Voting Rights via the Internet

If you wish to exercise your voting rights via the Internet, please make sure to exercise your voting rights by no later than 5:00 p.m. on Monday, June 25, 2007 pursuant to the following terms:

(1)	You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see 2.(1) below).

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the voting form enclosed with this convocation notice are required. The “Code for the Exercise of Voting Rights” and the “Password” will be renewed and sent to you for every general meeting of shareholders to be held in the future.

(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.

(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) will be borne by the shareholders.

2.	Specific Procedures to Exercise Your Voting Rights via the Internet

(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/ or https://daiko.mizuho-tb.co.jp/). Please note that you will not be able to access the above URL between 3:00 a.m. and 5:00 a.m. during the exercise period.

*	You may access the website for exercising voting rights by scanning the “QR Code” (shown to the right) with the bar-code scanner of your cellular phone. For the details for this operation, please refer to the instruction manual of your cellular phone.	Image of the “QR Code”

(2)	Enter the “Code for the Exercise of Voting Rights” and the “Password” and click on the “Log-in” button.

(3)	Exercise your voting rights by following the directions on the screen.

3.	System Requirements

(1)	If Using a Personal Computer

§	Personal Computer

Windows computer, Macintosh computer (PDAs and game machines are not supported.)

§	Browser

Microsoft® Internet Explorer 5.5 or higher, or Netscape Communicator 4.7 or higher

§	Internet Environment

It is a requirement that you have Internet access such as through a contract with an Internet service provider.

§	Monitor Resolution

1024 × 768 pixels or higher is recommended.

(2)	If Using a Cellular Phone

§	Cellular Phone

Phone types capable of 128bitSSL telecommunications (encrypted communication) and able to provide one of the following three services: “i-mode”; “EZweb”; or “Yahoo! Keitai”. (Some phone types do not have this capability.)

*	Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

*	Macintosh is a trademark of Apple Inc.

*	Netscape is a registered trademark of Netscape Communications Corporation in the United States and other countries. Netscape Communicator is a trademark of Netscape Communications Corporation and may be a registered trademark in some countries.

*	“i-mode” is a registered trademark of NTT DoCoMo, Inc.

*	“EZweb” is a registered trademark of KDDI CORPORATION.

*	“Yahoo!” is a registered trademark or a trademark of Yahoo! Inc. of the United States.

*	“QR Code®” is a registered trademark of DENSO WAVE INCORPORATED.

4.	Security

You may exercise your voting rights safely due to the encryption technology (SSL128bit) used to protect your voting information from tampering and interception.

In addition, the code for the exercise of voting rights and the password described in the voting form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not and will not make any inquiries regarding your password.

5.	For Inquiries with respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial

Stock Transfer Agency Department

Mizuho Trust & Banking Co., Ltd.

Telephone:0120-768-524 (toll-free number)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

[To Institutional Investors]

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc., which was established by the Tokyo Stock Exchange, Inc., etc., is available for custodian banks and any other nominal shareholders (including standing proxies) that have applied to use such platform in advance.

[Translation]

(Materials Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 5th Fiscal Year

(from April 1, 2006 to March 31, 2007)

1. Matters Regarding the Current State of the Company

(1) Developments and Results of Operations, etc. of Mizuho Financial Group

Financial and Economic Environment

Looking back over the global economic climate during the fiscal year ended March 31, 2007, the overall trend in the worldwide economy, including the U.S., Europe and Asia, was improving steadily as a whole. The Japanese economy showed sustained growth, supported by robust exports and continuous strength in capital expenditures against a backdrop of steady improvement in corporate performance. Consumer prices remained positive with a rise in domestic corporate goods prices due to stronger global commodity markets. To that end, the Bank of Japan, meanwhile, decided to follow-up on its ending of zero interest rates in July 2006 by raising the operating target of money market operations (the uncollateralized overnight call rate) by another 0.25% to around 0.5% in February 2007.

As for the Japanese financial and capital markets, stock prices held firm backed by robust corporate performance. In spite of a temporary rise in long-term interest rates early in the fiscal year in the wake of the lifting of the quantitative easing policy, rates remained on a downward trend during the latter half of the period in response to the declining trends in U.S. interest rates, etc.

Financial institutions continue to develop individual strategies utilizing their respective strengths to the full. In response to the changing economic environment, the ability of Mizuho Financial Group (the “Group”) to secure a competitive edge over our rivals and to consolidate profitability even further are likely to become ever more important.

Main Businesses of the Group

The Group is composed of Mizuho Financial Group, Inc. (“MHFG”), 133 consolidated subsidiaries and 19 affiliates under the equity method. The Group engages in banking, securities, trust, asset management and other financial businesses.

Developments and Results of Operations

The Group has steadily developed its “Business Portfolio Strategy” and “Corporate Management Strategy” as action programs under its business strategy, the “Channel to Discovery” Plan, in order to gain recognition as a global financial group. Through these efforts, our ADRs are now listed on the New York Stock Exchange, and we have acquired status as a U.S. Financial Holding Company. Moreover, as of July 2006, we have completed repayment of the public funds extended in March 1998 and March 1999.

[Business Portfolio Strategy]

The three global groups established on the basis of customer needs (the Global Corporate Group, Global Retail Group, and Global Asset & Wealth Management Group) worked to further improve profitability by utilizing their respective characteristics.

(Global Corporate Group)

Mizuho Corporate Bank, Ltd. (“MHCB”) strongly expanded its global reach in order to establish a complete support system to meet various customer needs both in Japan and overseas. To further reinforce its overseas network, MHCB proceeded to deploy overseas business bases by opening branches in New Delhi, Wuxi, Brussels (*1) and Ho Chi Minh City while entering into strategic alliances with influential foreign financial institutions in Thailand, South Korea, Kazakhstan, Mexico and other countries. Next, in pursuing syndicated loan transactions, a field in which the Group leads the market in Japan, MHCB made efforts to arrange syndicated loans for foreign corporations raising funds in Japan and improved its business operations on a global scale through the deployment of staff dedicated to syndicated loans in New York, London and Hong Kong. Further, in December 2006, MHCB together with MHFG acquired the status as a “Financial Holding Company” (“FHC”) under the U.S. Bank Holding Company Act from the regulatory authority so that we can engage in comprehensive investment banking businesses such as underwriting and dealing corporate bonds, equities and other types of securities through subsidiaries, etc.

Mizuho Securities Co., Ltd. (“MHSC”) improved its internal controls through organizational changes, etc. and developed advanced services based on the three pillars of its operations, which are, corporate bonds, equities and investment banking. MHSC also strengthened its domestic sales network through collaborations with regional banks in the area of securities brokerage. Further, in March 2007, MHSC entered into an agreement to merge with Shinko Securities Co., Ltd. in January 2008, subject to approval at the general shareholders meeting and clearance from the relevant authorities, in order to offer competitive cutting-edge financial services on a global basis.

*1	Brussels Branch

Branch of Mizuho Corporate Bank Nederland N.V.

Management Structure of Mizuho Financial Group,Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
3 asset management companies
Shinko Securities Co., Ltd.
Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. signed a merger agreement in March 2007 with the expected merger date (effective date) in January 2008. The merger will be subject to approval at the respective general shareholders meetings and clearance from the relevant authorities.
Two of the asset management companies, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd., signed a merger agreement in March 2007 with the expected merger date (effective date) in July 2007. The merger will be subject to clearance from the relevant authorities and other procedures.
(as of March 31, 2007)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging our comprehensive financial capability, with close cooperation between the global corporate banking sector and the wholesale securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services on a global scale, with close cooperation with leading domestic and international companies in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.:
An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.:
A think tank.

Mizuho Information & Research Institute, Inc.:
An IT-related company.

(Global Retail Group)

In order to provide individual customers with ample convenience and security, Mizuho Bank, Ltd. (“MHBK”) launched a new settlement service using mobile phones and increased the number of corporate partners for the “Mizuho Mileage Club”

(a membership service with more than three million members) and introduced a biometric authentication system (finger vein pattern authentication) for ATM transactions. MHBK also commenced deployment of “Mizuho Personal Squares,” a new type of small branch based on needs of individual customers. To further enhance its consulting business, MHBK started providing comprehensive services for investments of retirement allowances, trained and deployed more financial consultants to offer various proposals and increased the number of “Premium Salons,” booths in branches that specialize in private consultations, to 250 in total. In addition to developing trust agency functions, MHBK increased the number of “Planet Booths,” joint branches with Mizuho Investors Securities Co., Ltd., to 100 and thereby further developed a one-stop service structure capable of responding to customer needs in banking, trusts and securities. MHBK endeavored to implement the utmost measures to meet the diverse needs of housing loan customers by expanding housing loan centers to sell loans in collaboration with real estate agents, holding frequent weekday after hours and weekend consultations, working proactively to shorten screening periods and offering housing loans with a sickness security rider covering the three major life-threatening diseases. Concerning card loans, MHBK began accepting applications via the Internet in order to improve customer service.

For corporate customers, MHBK proactively responded to the financial requirements of customers by assigning more staff with expertise in working with new loans, by using the “Mizuho Business Financial Center,” an entity that primarily engages in loans for small-scale enterprises, etc. Further, in collaboration with other group companies, MHBK offered wide-ranging solutions for customer business strategies such as successions of business, M&A, business-to-business matching services and advisory services on overseas expansion.

(Global Asset & Wealth Management Group)

Mizuho Trust & Banking Co., Ltd. (“MHTB”) focused further on the strengthening of its Trust & Asset management businesses such as pensions, asset management, real estate, securitization, trust & custody, and stock transfer agency businesses. As a result, gross profits from its Trust & Asset management businesses exceeded JPY 100 billion. MHTB maintained strong performance particularly in its real estate, trust and custody, and pensions and asset management businesses by providing highly specialized products and cooperating with other group companies.

Mizuho Private Wealth Management Co., Ltd., a company established to provide customers in Japan with full-fledged private banking services, has been providing comprehensive and integrative services comparable to those found in the U.S. and Europe in compliance with Japanese legal regulations.

In March 2007, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd., our two asset management subsidiaries, entered into an agreement to merge in July 2007, subject to clearance from relevant authorities and other relevant procedures. The merger is expected to enable them to more appropriately respond to diversifying and ever more sophisticated customer needs.

[Corporate Management Strategy]

As part of the corporate management strategy outlined in the “Channel to Discovery” Plan, we listed our ADRs (American Depositary Receipts) (*2) on the New York Stock Exchange in November 2006 as a means of enhancing the transparency of our corporate governance and raising investor confidence in our company to a higher level. While preparing for the listing, we sought not only to comply with disclosure standards in Japan, but also to develop a system for financial disclosure based on U.S. GAAP, one of the global standards for leading global companies, and established disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act, recognized as the strictest accounting and reporting standards in the world today.

As for CSR (corporate social responsibility) activities, MHFG has been providing support for financial education through activities such as Mizuho-sponsored courses and lectures organized by key personnel dispatched from group companies to Waseda University, Hitotsubashi University and Keio University. We also carried out joint research in financial education with Tokyo Gakugei University. Further, we agreed to establish and start Mizuho-sponsored courses and lectures at Tokyo University and Kyoto University in fiscal 2007. MHCB also decided to become the first overseas company to establish a scholarship system for junior high schools in China, as a means of assisting fundamental education. MHCB readopted the now reinforced Equator Principles (*3), a set of international standards voluntarily adopted by banks that engage in large-scale international development projects, to monitor and assess whether impacts on the environment and local communities have been duly considered in plans for project finance transactions. Aiming to become “a bank that is easy for anyone to use regardless of age, gender or disability,” MHBK made its branches barrier-free, placed whiteboards at teller windows for the speech-impaired, and trained its officers and employees to respond more effectively to aged and handicapped customers.

Under our brand strategy, we actively promoted our brand slogan, “Channel to Discovery,” both internally and externally. The slogan represents the role the Group will play, not only to realize today’s dreams, but also to discover new possibilities that lie ahead and to create a better future.

*2	ADR (American Depositary Receipt)

ADRs are securities of foreign companies issued for trading in the U.S. market in place of the companies’ underlying stocks. As ADRs are registered with the SEC (Securities and Exchange Commission) as U.S. securities, they are traded, settled and held in custody in substantively the same manner as shares of U.S. companies.

*3	Equator Principles

The Equator Principles are international standards uniformly employed by private banks, in their role as lenders, to monitor and assess whether project finance transactions have taken into consideration the impact they may have on the local natural environment and community.

[Results of Operations for fiscal 2006]

Implementation of various measures to enhance profitability have led to steady increases in income from Customer Groups, including the priority areas such as our retail and international sector businesses. Meanwhile, as a result of an increase in credit-related costs and the recording of a loss related to stocks, with respect to the consolidated figures (133 consolidated subsidiaries and 19 affiliates under the equity method) for this fiscal year although Ordinary Income increased from the previous fiscal year to JPY 4,099.6 billion, Ordinary Profits and Net Income decreased to JPY 748.1 billion and JPY 620.9 billion, respectively.

Results of operations for the major subsidiaries were as follows:

	(JPY billion)
Company Name	Ordinary Income (Operating Income)	Ordinary Profits	Net Income
Consolidated Results of MHFG	4,099.6	748.1	620.9
MHBK	1,264.2	179.0	206.2
MHCB	1,804.2	313.6	323.1
MHTB	241.5	79.7	68.8
MHSC	135.9	45.2	27.8

(Note)

The calculated figures for the major subsidiaries are on a non-consolidated basis.

The Group maintains its financial soundness at a high level, as our consolidated capital adequacy ratio (BIS Capital Ratio) as of March 31, 2007 was maintained at a sufficient level of 12.48%(*4) and the non-performing loan ratio for the three banks (MHBK, MHCB and MHTB combined) was at a low level as of the same date.

In accordance with our capital policy, in July 2006, we repaid in full the public funds and repurchased and cancelled MHFG’s common stock held by Mizuho Financial Strategy Co., Ltd. (approximately JPY 130.0 billion). In January 2007, we issued JPY 400.0 billion of non-dilutive preferred debt securities through an overseas special purpose subsidiary to reinforce the capital base.

In view of our consolidated financial results, the level of Retained Earnings and other factors, we proposed increasing the year-end cash dividends per share of common stock for fiscal 2006 to JPY 7,000. We also proposed making dividend payments on preferred stock as prescribed.

In the future, we will place our management emphasis on ROE (*5) from the perspective of effective utilization of our capital and consider returning profits to the shareholders while maintaining and strengthening our capital base.

Based on market conditions, our earnings trend and other factors, we will set up a limit for repurchasing our common stock and start repurchasing those shares for the purpose of, among other things, offsetting the potential dilutive effect of the conversion of the Eleventh Series Class XI Preferred Stock in consideration of the possibility that the number of shares of our common stock will increase after the commencement of the conversion period from July, 2008. We plan to cancel all the common stock repurchased.

*4	12.48%

This is calculated in accordance with the Basel II regulations (new standard). (If calculated in accordance with the Basel I (former standard), 11.58%)

*5	ROE (Return on Equity)

A financial measure of the effectiveness with which a company uses its equity, etc. to acquire profits.

Issues to be Addressed by the Group

In order to achieve total and final completion of its “Channel to Discovery” Plan, promoted as a business strategy since fiscal 2005, and to increase corporate value significantly, the Group will further advance its Business Portfolio Strategy in which the three global groups established based on the basis of customer needs within the Group strive to improve profitability by exploiting their respective characteristics. We will strive also to win the further confidence of domestic and overseas customers by developing a Corporate Management Strategy by careful consideration of customer perspectives and by establishing a solid compliance structure and advanced risk management system.

[Business Portfolio Strategy]

(The Global Corporate Group)

MHCB will continue to reinforce the global strategy it has pursued to date, in order to respond more promptly and sophisticatedly to the increasingly advanced and global management and financial issues engaging our customers. More specifically, having acquired its status as a FHC under the U.S. Bank Holding Company Act in December 2006, MHCB intends to strengthen further its operations in the Americas and expand its comprehensive investment banking business by combining banking and securities services. MHCB will also move forward with preparations for establishing banking subsidiaries in China now that it has acquired approval from local authorities (granted in December 2006), while striving to expand further its branch networks in the Americas, Asia, Europe, Middle East and other regions. MHCB will also accelerate efforts for full-scale deployment of forefront asset management services targeting domestic and foreign institutional investors.

MHSC will aim to become a market leader in securities and investment banking businesses offering the most suitable solutions to a wide range of customer needs and intensively pursuing group synergy by actively promoting mutual collaboration within the group. In addition, by virtue of its merger with Shinko Securities Co., Ltd. scheduled for January 2008, MHSC intends quickly to attain the highest capabilities in product development, financial technology and marketing.

(The Global Retail Group)

MHBK will actively deploy “Personal Squares” (branches based on needs of individual customers) in order to increase the strength of its products and services, further improve the “Mizuho Mileage Club” membership service, expand channels and develop new products for personal loans, and reinforce its asset management consulting functions to meet a wide range of customer needs. In the small and medium-sized enterprise market, MHBK aims to offer the most suitable solutions tailored to ever more diverse and sophisticated customer needs by reinforcing its M&A and business inheritance advisory functions, support for initial public stock offerings and customers’ overseas business operations and so on. In addition to taking these measures, MHBK continuously strives to establish a stable revenue base by decisively streamlining its headquarters organization, transferring personnel to branches, and deepening and strengthening its customer relationships even further.

(The Global Asset & Wealth Management Group)

MHTB plans to embark on various new types of trust businesses as it develops new products and reinforces its consulting strengths within a climate strongly influenced by the easing of regulatory controls, the revision of the Trust Business Law and so on. MHTB plans to expand its market share by employing a trust agency system and further strengthening business collaborations with group companies, and thereby becoming the most trusted bank by customers and clients.

Mizuho Private Wealth Management Co., Ltd., as a full-fledged private banking company, aims to establish long-term relationships with customers by providing optimal, high-quality comprehensive and integrative products and services tailored to the needs of individual customers.

In addition, Dai-Ichi Kangyo Asset Management Co., Ltd. and Fuji Investment Management Co., Ltd. will merge in July 2007 to form a new company called Mizuho Asset Management Co., Ltd. This new company will strive to meet a wide range of customer needs as a central player in the asset management business of the Group, together with DLIBJ ASSET MANAGEMENT CO., LTD.

[Corporate Management Strategy]

In order to establish solid internal control systems, the Group will promote strengthening its compliance systems by establishing a business structure that will enable the Group to identify issues of concern at an early stage, adopt the amended regulations for international standard regarding the soundness of banks, or “Basel II”, and further strengthen disclosure and internal control practices in compliance with the U.S. Sarbanes-Oxley Act.

In promoting CSR, the Group will particularly emphasize and focus on five different themes—involvement in environmental awareness, supporting financial education, enhancement of corporate governance, implementation of highly-responsive communications and promotion of a group-wide approach to CSR—all of which are significant themes in order for the Group to coexist and develop with the community. In supporting financial education, we will make appropriate and extensive contributions towards helping primary, secondary and high school students.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams” (an ideal implicit in the Group brand slogan, “Channel to Discovery”), the Group will work to further increase our corporate value by steadily implementing the Business Portfolio Strategy and Corporate Management Strategy so as to enhance our competitiveness and profitability and to fulfill our social responsibilities and public duties. We sincerely look forward to the continuing support of our shareholders.

(2) Changes in Financial Conditions and Results of Operations (Consolidated Basis and Non-consolidated Basis)

a. Changes in Financial Conditions and Results of Operations (Consolidated basis)

	(JPY billion)
	FY 2003 (For the fiscal year ended March 31, 2004)	FY 2004 (For the fiscal year ended March 31, 2005)	FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)
Ordinary Income	3,200.6	3,039.1	3,557.5	4,099.6
Ordinary Profits	896.4	657.4	921.0	748.1
Net Income	406.9	627.3	649.9	620.9
Total Net Assets	3,644.3	3,905.7	4,804.9	6,724.4
Total Assets	137,750.0	143,076.2	149,612.7	149,880.0

(Note)

Amounts less than JPY one hundred million are rounded down.

(Reference)

Ordinary Income and Ordinary Profits by type of business for FY 2006 are as follows (Consolidated basis):

	(JPY billion)
	Banking Business	Securities Business	Other	Elimination	Consolidated Results
Ordinary Income	3,269.7	766.1	300.7	(237.0)	4,099.6
Ordinary Profits	597.5	119.9	37.3	(6.6)	748.1

b. Changes in Financial Conditions and Results of Operations (Non-consolidated basis)

	(JPY billion)
	FY 2003 (For the fiscal year ended March 31, 2004)		FY 2004 (For the fiscal year ended March 31, 2005)		FY 2005 (For the fiscal year ended March 31, 2006)	FY 2006 (For the fiscal year ended March 31, 2007)
Operating Income	25.7		26.4		128.9	1,250.0
Cash Dividends Received	14.8		13.7		112.5	1,220.9
Cash Dividends Received from Majority-owned Banking Subsidiaries	—		6.9		6.9	265.3
Cash Dividends Received from Other Subsidiaries and Affiliates	14.8		6.8		105.6	955.6
Net Income	(JPY million 9,936)		(JPY million 30,886)		(JPY million 790,240)	(JPY million 1,239,710)
Net Income (Loss) per Share of Common Stock	(JPY (2,846.42	) )	(JPY (588.84	) )	(JPY 63,040.65)	(JPY 102,168.76)
Total Assets	3,600.0		3,178.6		4,793.0	4,764.0
Investments in Majority-owned Banking Subsidiaries	1,500.5		1,500.5		4,420.4	4,411.6
Investments in Other Subsidiaries and Affiliates	2,088.3		1,589.2		84.8	84.8

(Notes)

1. Amounts less than JPY one hundred million are rounded down.

2. Net Income/Loss per share of common stock was computed based upon the following formula:

Net Income (Loss) per share of common stock	=	Net Income recognized in the statement of income	–	Amount not attributable to common stock (Cash Dividends on Preferred Stock, and others)
		Average outstanding shares of common stock	–	Average outstanding shares of treasury common stock

(3) Employees of the Group

	March 31, 2007			March 31, 2006
	Banking Business	Securities Business	Other	Banking Business	Securities Business	Other
Number of Employees	35,125	4,856	7,468	33,627	4,633	7,498

(Notes)

1. The Number of Employees is the number of persons engaged in the Group.

2. The Number of Employees includes overseas local staff and does not include temporary employees.

(Reference)

General details on the employees of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., and Mizuho Trust & Banking Co., Ltd. (collectively, the “Four Companies”) are as follows:

	March 31, 2007	March 31, 2006
Number of Employees	27,471	25,945
Average Age	37 years, 7 months	38 years, 1 month
Average Years of Employment	14 years, 8 months	15 years, 4 months
Average Monthly Salary	JPY 457,000	JPY 473,000

(Notes)

1. The Number of Employees is the number of persons engaged in the Four Companies.

2. The Number of Employees is the aggregate total of employees of the Four Companies. The Average Age, Average Years of Employment and Average Monthly Salary are the collective averages for the Four Companies.

3. The Number of Employees does not include temporary employees.

4. The calculations of Average Age, Average Years of Employment and Average Monthly Salary do not take into account seconded employees and employees hired locally overseas. Amounts less than whole digits are rounded down.

5. In the calculation of Average Years of Employment, employees who have transferred from one group company to another (Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd., Mizuho Securities Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Information & Research Institute, Inc.) are assumed to have remained continuously employed in one company.

6. The Average Monthly Salary is the average salary for the month of March, tax inclusive, and does not include bonuses.

(4) Principal Offices

a.	Bank Holding Company

Mizuho Financial Group, Inc.: Head Office

b.	Banking Business

Mizuho Bank, Ltd.:

Region	Number of Offices		Principal Offices
	March 31, 2007	March 31, 2006
Kanto, Koshinetsu	322	336	Head Office, etc.
Hokkaido, Tohoku	14	15	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	71	79	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	14	14	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu, Okinawa	12	12	Fukuoka Branch, etc.
Total	433	456

(Notes)

1. Offices include sub branches, transfer-only branches, ATM management branches (“joint-use ATM” management branches), defined contribution pension plan branches (defined contribution pension plan-only branches) and Internet branches.

2. In addition to the above, 47 agencies (51 as of March 31, 2006) and 24,784 non-branch ATMs (11,060 as of March 31, 2006) were in operation as of March 31, 2007.

3. In addition to the above, 3 sub branches (3 as of March 31, 2006) at Narita Airport and 2 sub branches (2 as of March 31, 2006) at Kansai International Airport were in operation engaging mainly in foreign currency exchange , and 4 non-branch automated foreign currency exchange machines (installed this business year) at Narita Airport were in operation as of March 31, 2007.

Mizuho Corporate Bank, Ltd.:

Region	Number of Offices		Principal Offices
	March 31, 2007	March 31, 2006
Kanto, Koshinetsu	22	22	Head Office, etc.
Hokkaido, Tohoku	2	2	Sapporo Corporate Banking Division, Sendai Corporate Banking Division.
Hokuriku, Tokai, Kinki	6	6	Osaka Corporate Banking Division, Nagoya Corporate Banking Division, etc.
Chugoku, Shikoku, Kyushu	3	3	Fukuoka Corporate Banking Division, etc.
Domestic Total	33	33
The Americas	7	6	New York Branch, etc.
Europe and the Middle East	4	4	London Branch, etc.
Asia and Oceania	19	16	Hong Kong Branch, Shanghai Branch, Singapore Branch, etc.
Overseas Total	30	26
Total	63	59

(Notes)

1. Offices include sub branches.

2. In addition to the above, 10 representative offices overseas (12 as of March 31, 2006) were in operation as of March 31, 2007.

Mizuho Trust & Banking Co., Ltd.:

Region	Number of Offices		Principal Offices
	March 31, 2007	March 31, 2006
Kanto, Koshinetsu	23	23	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	2	2	Sapporo Branch, Sendai Branch.
Hokuriku, Tokai, Kinki	7	8	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	2	2	Hiroshima Branch, Okayama Branch.
Kyushu	3	3	Fukuoka Branch, etc.
Total	37	38

(Notes)

1. Offices include sub branches.

2. In addition to the above, 1 representative office overseas (1 as of March 31, 2006), 56 trust agencies (54 as of March 31, 2006) and 1 non-branch ATM (1 as of March 31, 2006) were in operation as of March 31, 2007.

c.	Securities Business

Mizuho Securities Co., Ltd.: Head Office; Kansai Corporate Banking Division

Mizuho Investors Securities Co., Ltd.:

Region	Number of Offices		Principal Offices
	March 31, 2007	March 31, 2006
Kanto, Koshinetsu	30	31	Head Office, Yokohama Branch, etc.
Hokkaido, Tohoku	4	4	Sapporo Branch, Sendai Branch, etc.
Hokuriku, Tokai, Kinki	15	15	Osaka Branch, Nagoya Branch, etc.
Chugoku, Shikoku	5	5	Hiroshima Branch, Takamatsu Branch, etc.
Kyushu	4	4	Fukuoka Branch, etc.
Total	58	59

(Note)

In addition to the above, 100 Planet Booths (73 as of March 31, 2006) were in operation in the branch lobbies of Mizuho Bank, Ltd. for securities investment consultations as of March 31, 2007.

d.	Other Businesses

Mizuho Information & Research Institute, Inc.: Head Office, etc.

(5) Capital Investment (Consolidated Basis)

	(JPY million)
	Banking Business	Securities Business	Other Businesses
Total Amount of Capital Investment	72,341	5,653	2,993

(Note)

Amounts less than JPY one million are rounded down.

(6) Principal Subsidiaries

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	June 7, 1897	650,000	100.00	130,625
Mizuho Corporate Bank, Ltd.	Chiyoda-ku, Tokyo	Banking	May 7, 1923	1,070,965	100.00	128,117
Mizuho Trust & Banking Co., Ltd.	Chuo-ku, Tokyo	Trust banking; banking	May 9, 1925	247,231	70.18 (0.47)	6,650
Mizuho Securities Co., Ltd.	Chiyoda-ku, Tokyo	Securities	July 2, 1993	195,146	81.51 (81.51)	—
Mizuho Investors Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	December 14, 1922	80,288	66.88 (66.88)	—
Trust & Custody Services Bank, Ltd.	Chuo-ku, Tokyo	Trust banking; banking	January 22, 2001	50,000	54.00	—
Fuji Investment Management Co., Ltd.	Chuo-ku, Tokyo	Investment trust management; investment advisory	September 27, 1993	2,050	94.29	200
Dai-Ichi Kangyo Asset Management Co., Ltd.	Chiyoda-ku, Tokyo	Investment trust management; investment advisory	May 26, 1964	2,045	100.00	342
DLIBJ ASSET MANAGEMENT CO., LTD.	Chiyoda-ku, Tokyo	Investment trust management; investment advisory	July 1, 1985	2,000	50.00	900
Mizuho Information & Research Institute Inc.	Chiyoda-ku, Tokyo	Information processing	May 11, 1970	1,627	91.50	3,783
Mizuho Research Institute Ltd.	Chiyoda-ku, Tokyo	Think tank consulting	December 2, 1967	900	98.60	166
Mizuho Financial Strategy Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	September 29, 2000	500	100.00	950,211
Mizuho Private Wealth Management Co., Ltd.	Chiyoda-ku, Tokyo	Consulting	October 3, 2005	500	100.00	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)		Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Shinko Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	July 16, 1917	125,167		27.44 (27.44)	—
Mizuho Credit Guarantee Co., Ltd.	Chiyoda-ku, Tokyo	Credit guarantee	November 29, 1974	13,281		100.00 (100.00)	—
Defined Contribution Plan Services Co., Ltd.	Minato-ku, Tokyo	Defined contribution pension-related business	September 11, 2000	2,000		60.00 (60.00)	—
Mizuho Factors, Limited	Chiyoda-ku, Tokyo	Factoring	April 1, 1977	1,000		100.00 (100.00)	—
Mizuho Capital Co., Ltd.	Chuo-ku, Tokyo	Venture capital	July 27, 1983	902		49.99 (49.99)	—
UC Card Co., Ltd.	Chiyoda-ku, Tokyo	Credit cards	October 1, 2005	500		50.99 (50.99)	—
Mizuho International plc	London, U.K.	Securities; banking	March 14, 1975	59,733 (GBP257 million	)	100.00 (100.00)	—
Mizuho Corporate Bank Nederland N.V.	Amsterdam, The Netherlands	Banking; securities	March 1, 1974	22,311 (EUR 141 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (Canada)	Toronto, Ontario, Canada	Banking	November 1, 2000	16,827 (CAD 165 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (USA)	New York, N.Y., U.S.A.	Banking	November 29, 1974	11,628 (USD 98 million	)	100.00 (100.00)	—
Mizuho Corporate Bank (Germany) Aktiengesellschaft	Frankfurt am Main, Hessen, F.R. Germany	Banking; securities	December 4, 1972	7,240 (EUR 46 million	)	83.33 (83.33)	—
Mizuho Bank (Switzerland) ltd	Zurich, Switzerland	Banking; trust banking	October 20, 1976	5,152 (CHF 53 million	)	100.00 (100.00)	—
PT. Bank Mizuho Indonesia	Jakarta, Indonesia	Banking	July 8, 1989	5,151 (IDR 396,250 million	)	98.99 (98.99)	—

Company Name	Location	Main Business	Date of Establishment	Capital (JPY million)	Percentage of Voting Rights of MHFG (%)	Amount of Dividend Paid to MHFG (JPY million)
Mizuho Trust & Banking Co. (USA)	New York, N.Y., U.S.A.	Trust banking; banking	October 19, 1987	3,878 (USD 32 million)	100.00 (100.00)	—
Mizuho Trust & Banking (Luxembourg) S.A.	Munsbach, Luxembourg	Trust banking; banking	March 21, 1989	3,542 (USD 30 million)	100.00 (100.00)	—
Mizuho Securities USA Inc.	New York, N.Y., U.S.A.	Securities	August 16, 1976	27 (USD 231 thousand)	100.00 (100.00)	—
Mizuho Capital Markets Corporation	New York, N.Y., U.S.A.	Derivatives	January 27, 1989	0 (USD 3 thousand)	100.00 (100.00)	—

(Notes)

1. Amounts less than JPY one million (and units shown for other currencies) are rounded down.

2. The JPY equivalent of capital is calculated using the foreign exchange rate as of the account closing date.

3. The Percentage of Voting Rights of MHFG is rounded down to the nearest second decimal place.

4. Figures in parentheses ( ) in the Voting Rights column are voting rights held indirectly.

5. DLIBJ ASSET MANAGEMENT CO., LTD., Shinko Securities Co., Ltd. and Mizuho Capital Co., Ltd. are newly added to the list as principal subsidiaries.

(7) Major Borrowings

Creditors	Balance of Borrowings (JPY million)	Number of Company Shares and Percentage of Voting Interest Held by Creditors
		Number of Shares Held (shares)	Voting Interest (%)

Mizuho Bank, Ltd.	690,000	—	—
Mizuho Corporate Bank, Ltd.	690,000	—	—
Total	1,380,000	—	—

(Note)

The funds required for the acquisition of the preferred stock of public funds were raised by MHFG through the above borrowings from its group companies.

2. Matters regarding the Officers

(1) Officers

(As of March 31, 2007)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	President & CEO (Representative Director)	President & CEO of Mizuho Financial Strategy Co., Ltd.

Shunichi Asada	Deputy President (Representative Director)

Satoru Nishibori	Managing Director

Tetsuji Kosaki	Managing Director

Hiroshi Saito	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	President & CEO of Mizuho Bank, Ltd.

Yoshiharu Fukuhara	Director (outside officer)	Honorary Chairman of Shiseido Company, Limited

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Glen S. Fukushima	Director (outside officer)	President and Chief Executive Officer of Airbus Japan K.K.

Yoshiaki Sugita	Corporate Auditor (full-time)

Junichi Iwabuchi	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masahiko Kadotani	Corporate Auditor (outside officer)

(Notes)

1. Mr. Toshiaki Hasegawa resigned from his position as corporate auditor on June 27, 2006.

2. Messrs. Yoshiharu Fukuhara, Mitsuo Ohashi and Glen S. Fukushima are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

3. Messrs. Yukio Nozaki, Masahiro Seki and Masahiko Kadotani are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

4. MHFG uses the executive officer system. The executive officers are as follows:

(As of March 31, 2007)

Title	Name	Areas of Oversight
President	Terunobu Maeda	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Shunichi Asada	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Satoru Nishibori	Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Tetsuji Kosaki	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Managing Executive Officer	Masayuki Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Executive Officer	Hiroshi Kiyama	General Manager of Corporate Planning

Executive Officer	Yoshiaki Ohashi	General Manager of Corporate Communications

Executive Officer	Tetsuro Sugiura	Managing Executive Officer of Mizuho Research Institute, Ltd.

Executive Officer	Tsuneo Morita	General Manager of Administration

Executive Officer	Shuzo Haimoto	General Manager of Human Resources

(Reference)

The members of the Officers as of April 2 are as follows.

(As of April 2, 2007)

Name	Title and Assignment	Major Concurrent Office	Other
Terunobu Maeda	President & CEO (Representative Director)

Satoru Nishibori	Managing Director	President & CEO of Mizuho Financial Strategy Co., Ltd.

Hiroshi Saito	Director	President & CEO of Mizuho Corporate Bank, Ltd.

Seiji Sugiyama	Director	President & CEO of Mizuho Bank, Ltd.

Shunichi Asada	Director

Tetsuji Kosaki	Director	Deputy President of Mizuho Bank, Ltd.

Yoshiharu Fukuhara	Director (outside officer)	Honorary Chairman of Shiseido Company, Limited

Mitsuo Ohashi	Director (outside officer)	Director and Chairman of the Board of Directors of Showa Denko K.K.

Glen S. Fukushima	Director (outside officer)	President and Chief Executive Officer of Airbus Japan K.K.

Yoshiaki Sugita	Corporate Auditor (full-time)

Junichi Iwabuchi	Corporate Auditor (full-time)

Yukio Nozaki	Corporate Auditor (outside officer)	Attorney at Law

Masahiro Seki	Corporate Auditor (outside officer)	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)	Certified Public Accountant

Masahiko Kadotani	Corporate Auditor (outside officer)

(Notes)

1. Messrs. Yoshiharu Fukuhara, Mitsuo Ohashi and Glen S. Fukushima are “outside directors” as provided for in Article 2, Item 15 of the Company Law of Japan.

2. Messrs. Yukio Nozaki, Masahiro Seki and Masahiko Kadotani are “outside corporate auditors” as provided for in Article 2, Item 16 of the Company Law of Japan.

3. The Executive Officers as of April 2 are as follows.

(As of April 2, 2007)

Title	Name	Areas of Oversight
President	Terunobu Maeda	Overall management of the execution of MHFG’s business

Deputy President - Executive Officer	Masato Ono	Assistance in the overall management of the execution of MHFG’s business / Head of Internal Audit Group / Chief Auditor

Managing Executive Officer	Satoru Nishibori	Head of Financial Control and Accounting Group / Chief Financial Officer

Managing Executive Officer	Masayuki Saito	Head of Risk Management Group, Head of Human Resources Group and Head of Compliance Group / Chief Risk Officer, Chief Human Resources Officer and Chief Compliance Officer

Managing Executive Officer	Hiroshi Motoyama	Head of Strategic Planning Group and Head of IT, Systems & Operations Group / Chief Strategy Officer and Chief Information Officer

Executive Officer	Tsuneo Morita	General Manager of Administration

Executive Officer	Masanori Murakami	General Manager of Corporate Communications

Executive Officer	Hidemi Hiroi	General Manager of Group Strategic Planning

(2) Aggregate Compensation for the Officers

	(JPY million)
Classification	Aggregate Compensation	Maximum amount of compensation prescribed by the Articles of Incorporation or the general meeting of shareholders
Directors	208	45 per month
Corporate Auditors	54	15 per month
Total	263	—

(Notes)

1. Amounts less than JPY one million are rounded down.

2. In addition to the above, the provisions of the reserve for retirement allowances for the fiscal year are JPY 148 million for Directors and JPY 32 million for Corporate Auditors. No provision is made for the bonuses of officers.

3. Matters regarding Outside Officers

(1) Concurrent Offices and Other Details on Outside Officers

Name	Concurrent Offices and Other Details
Yoshiharu Fukuhara	Honorary Chairman of Shiseido Company, Limited

Mitsuo Ohashi	Director and Chairman of the Board of Directors of Showa Denko K.K.

Glen S. Fukushima	President and Chief Executive Officer of Airbus Japan K.K.

Yukio Nozaki	Outside Corporate Auditor of Mizuho Bank, Ltd. / Outside Corporate Auditor of Mizuho Corporate Bank, Ltd.

Masahiro Seki	Seki Konin Kaikeishi Jimusho (Seki Certified Public Accountants)

Masahiko Kadotani	Outside Corporate Auditor of Mizuho Securities Co., Ltd. / Outside Corporate Auditor of Mizuho Financial Strategy Co., Ltd.

(Notes)

1. Mizuho Bank, Ltd. employs a relative (third degree of consanguinity or closer) of Mr. Mitsuo Ohashi, and this employee was transferred to MHFG on April 2, 2007.

2. Mizuho Corporate Bank, Ltd. employs a relative (third degree of consanguinity or closer) of Mr. Masahiko Kadotani.

(2) Major Activities of Outside Officers

Name	Term in Office	Attendance of the Board of Directors Meeting	Input at the Board of Directors Meeting and other Activities
Yoshiharu Fukuhara	4 years, 2 months	He attended most of the Board of Directors Meetings held during the fiscal year, mainly the regular meetings.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Shiseido Company, Limited and his wide-ranging insight as a top executive.

Mitsuo Ohashi	1 year, 9 months	He attended most of the Board of Directors Meetings held during the fiscal year.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Showa Denko K.K. and his wide-ranging insight as a top executive.

Glen S. Fukushima	4 years, 2 months	Although preoccupied in his position as president of a foreign capital company in Japan with frequent business engagements overseas, he attended as many of the Board of Directors Meetings held during the fiscal year as he could.	He participated in the discussions on proposals, etc., by voicing external viewpoints, making use of his abundant experience in Airbus Japan K.K., etc., as well as his wide-ranging insight as a top executive.

Yukio Nozaki	4 years, 2 months	He attended almost all of the Board of Directors Meetings and all of the Board of Corporate Auditors Meetings held during the fiscal year.	He contributed by voicing opinions mainly from professional viewpoints as an attorney at law.

Masahiro Seki	9 months	He attended almost all of the Board of Directors Meetings and all of the Board of Corporate Auditors Meetings held after his appointment in June 2006.	He contributed by voicing opinions from viewpoints as an expert in U.S. and Japanese accounting.

Masahiko Kadotani	2 years, 9 months	He attended most of the Board of Directors Meetings and all of the Board of Corporate Auditors Meetings held during the fiscal year.	He contributed mainly based on his abundant experience in the Ministry of Finance and his significant financial expertise gained through his career as the President of the Japan Finance Corporation for Small and Medium Enterprises.

(3) Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Yoshiharu Fukuhara	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.
Mitsuo Ohashi
Glen S. Fukushima

Yukio Nozaki	Agreement pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), which limits the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Corporate Auditor is bona fide and without gross negligence in performing his duty.
Masahiro Seki
Masahiko Kadotani

(4) Compensation for Outside Officers

	(JPY million)
	Compensation Paid by MHFG	Compensation Paid by Parent Company, etc., of MHFG
Total Amount of Compensation	56	—

(Notes)

1. Amounts less than JPY one million are rounded down.

2. In addition to the above, the provisions of the reserve for retirement allowances for the fiscal year are JPY 18 million for Outside Directors and JPY 10 million for Outside Corporate Auditors. No provision is made for the bonuses of officers.

(5) Opinions of Outside Officers

Not applicable

4. Matters regarding MHFG’s Shares

(1) Number of Shares as of March 31, 2007

(Number of shares)
Total Number of Authorized Shares	29,266,700
Total Number of Classes of Shares Authorized to be Issued
Common Stock	24,868,200
Class XI Preferred Stock	1,398,500
Class XII Preferred Stock	1,500,000
Class XIII Preferred Stock	1,500,000

Total Number of Shares Outstanding
Common Stock	11,872,195.49
Eleventh Series Class XI Preferred Stock	943,740
Thirteenth Series Class XIII Preferred Stock	36,690

(Notes)

1. As a result of a repurchase and cancellation of treasury stock made on July 4, 2006, there was a decrease of 150,000 shares of Fourth Series Class IV Preferred Stock and a decrease of 150,000 shares of Sixth Series Class VI Preferred Stock. Accordingly, the Total Number of Authorized Shares and the Total Number of Classes of Shares Authorized to be Issued for the respective classes of Preferred Shares decreased by the same quantities.

2. As a result of a repurchase and cancellation of treasury stock made on July 7, 2006, there was a decrease of 131,800 shares of Common Stock. Accordingly, the Total Number of Authorized Shares and the Total Number of Shares Authorized to be Issued for Common Stock decreased by the same quantities.

(2) Number of Shareholders as of March 31, 2007

Common Stock	319,698
Eleventh Series Class XI Preferred Stock	3,174
Thirteenth Series Class XIII Preferred Stock	49

(Note)

The number of shareholders of Common Stock listed above does not include the holders of 25,454 fractional shares who own only fractional shares.

(3) Major Shareholders as of March 31, 2007

a. Common Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
Japan Trustee Services Bank, Ltd. (Trustee account)	618,108.00	5.20
The Master Trust Bank of Japan (Trustee account)	571,497.00	4.81
Japan Trustee Services Bank, Ltd. (Trustee account 4)	299,199.00	2.52
The Dai-ichi Mutual Life Insurance Company	279,158.00	2.35
Mizuho Financial Strategy Co., Ltd.	261,040.83	2.19
THE CHASE MANHATTAN BANK, N.A. LONDON (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	245,820.00	2.07
Trust & Custody Services Bank, Ltd. (Meiji Yasuda Life Insurance Company Retirement Benefit Trust Account re-entrusted by Mizuho Trust & Banking Co., Ltd.)	137,000.00	1.15
Nippon Life Insurance Company	132,630.76	1.11
STATE STREET BANK AND TRUST COMPANY (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	128,499.00	1.08
STATE STREET BANK AND TRUST COMPANY 505103 (Standing proxy agent: Mizuho Corporate Bank, Ltd.)	120,330.00	1.01

b. Preferred Stock

Name of Shareholder	Number of Shares Held and Percentage of Shares Held
	Number of Shares Held	Percentage of Shares Held
The Dai-ichi Mutual Life Insurance Company	27,000	2.75
Meiji Yasuda Life Insurance Company	25,000	2.54
Sompo Japan Insurance Inc.	19,000	1.93
UBS AG LONDON A/C IPB NON SEG ACCOUNT (Standing proxy agent: Citibank NA)	15,770	1.60
FUKOKU MUTUAL LIFE INSURANCE COMPANY	15,000	1.52
Marubeni Corporation	14,500	1.47
ITOCHU Corporation	10,000	1.01
The Kansai Electric Power Company, Incorporated	10,000	1.01
Shiseido Company, Limited	10,000	1.01
SHIMIZU CORPORATION	10,000	1.01
SEIKO EPSON CORPORATION	10,000	1.01
TAISEI CORPORATION	10,000	1.01
Electric Power Development Co., Ltd.	10,000	1.01
The Tokyo Electric Power Company, Incorporated	10,000	1.01
NIPPON EXPRESS CO., LTD.	10,000	1.01

(Notes on Major Shareholders)

1. Figures for the Percentage of Shares Held are rounded down to the nearest second decimal place.

2. As Mizuho Financial Strategy Co., Ltd. is a 100% subsidiary of MHFG, no voting rights are attached to MHFG’s Common Stock held by Mizuho Financial Strategy Co., Ltd.

3. The numbers of Preferred Stock above are the total shares of the Eleventh Series Class XI and Thirteenth Series Class XIII Preferred Stock.

4. Percentages of Shares Held of Common Stock are calculated by including the treasury stock (3,413.56 shares). There was no Preferred Stock within the treasury stock.

5. Matters regarding the Independent Auditor

(1) Independent Auditor

Name	Compensation for the Fiscal year	Other
Ernst & Young ShinNihon Designated and Engaged Partners: Naoki Matsumura, C.P.A. Mutsuo Emi, C.P.A. Tetsuya Mogi, C.P.A.	(JPY million) 48	MHFG paid consideration to the Independent Auditor for certain permitted advisory services not included within the services set forth in Article 2, Paragraph 1 of the Certified Accountant Law (non-audit services) with respect to MHFG’s listing on the New York Stock Exchange, etc.

(Notes)

1. Amounts less than JPY one million are rounded down.

2. The audit contract between MHFG and the Independent Auditor does not separate the compensation for the audit under the Company Law from the compensation for the audit under the Securities and Exchange Law. Moreover, it is practically impossible to separate the two. Accordingly, the above amount is the total of such compensation.

In addition, because the amounts of compensation to be paid under the audit contract have not yet been determined, approximate amounts are used for the calculations.

3. The total amount of cash and other proprietary benefits to be paid by MHFG, its majority-owned consolidated subsidiaries and other consolidated subsidiaries, to the Independent Auditor of MHFG is JPY 4,239 million.

If the amounts to be paid under the audit contract concluded by MHFG, its majority-owned consolidated subsidiaries and other consolidated subsidiaries with the Independent Auditor have not yet been determined, approximate amounts are used for the calculations.

(2) Other Matters regarding the Independent Auditor

a. Policy for Determination of Dismissal or Non-reappointment of the Independent Auditor

Dismissal of the Independent Auditor is discussed at the Board of Directors meeting and the Board of Corporate Auditors meeting if the Independent Auditor falls under any of the events set forth in the Items of Article 340, Paragraph 1 of the Company Law.

Non-reappointment of the Independent Auditor is discussed at the Board of Directors meeting and the Board of Corporate Auditors meeting by comprehensively considering various factors, including the performance of duties and the quality of the audits by the Independent Auditor.

b. Principal Majority-owned Subsidiaries and other Subsidiaries Audited by any Certified Public Accountant or Audit Corporation other than the Independent Auditor of MHFG.

Mizuho International plc and ten other companies of MHFG’s principal majority-owned subsidiaries and other subsidiaries are subject to audits (limited to the audits under the provisions of the Company Law or the Securities and Exchange Law (including any foreign law equivalent to either of these laws)) by audit corporations (including entities in a form equivalent thereto in the relevant foreign country) other than the Independent Auditor of MHFG.

6. Structure to Ensure Appropriate Conduct of Operations

MHFG has resolved matters regarding its “Structure for Ensuring Appropriate Conduct of Operations” prescribed by the Company Law of Japan and the Enforcement Regulations of the Company Law of Japan, as summarized below.

(1) Structure to ensure that the duties of directors and employees are executed in compliance with laws, regulations and the Articles of Incorporation

*	MHFG has set forth its structure to ensure that the duties of its directors and employees are executed in compliance with laws, regulations and the Articles of Incorporation in compliance-related rules such as the “Basic Policy of Compliance” and “Compliance Manual.”

*	More specifically, MHFG has established complete compliance as a basic principle of management, has determined the compliance-management structure and created the “Compliance Manual,” has formulated compliance programs each fiscal year for implementation of specific plans for complete compliance, and has periodically followed up on the status of the implementation of such plans.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy of Compliance,” etc. is the company’s structure to ensure that the directors and employees execute their duties in compliance with laws, regulations and the Articles of Incorporation.

(2) Structure concerning the safekeeping and management of information on the execution of duties by the directors

*	MHFG has established a structure for the safekeeping, management, etc. of information through its information-management-related rules, including the company’s “Information Security Policy,” and the safekeeping and management of information in connection with the execution of duties by the company’s directors has also been carried out in accordance with these rules.

*	More specifically, MHFG has fixed the period for retention of information, such as the minutes of the Board of Directors Meetings, Executive Management Committee meetings and other various committee meetings and materials related thereto, as well as ringisho (or approval documents) and reports, and has carried out other necessary matters relating to the safekeeping and management thereof.

*	The Board of Directors of MHFG resolved that the structure under the above “Information Security Policy,” etc. is the structure concerning the safekeeping and management of information on the execution of duties by the directors.

(3) Rules and other structure for managing risk of loss

*	MHFG has established structure for managing its risk of loss through its risk-management-related rules, including the company’s basic policy towards various risk management procedures, such as the company’s “Basic Policy for Comprehensive Risk Management.”

*	More specifically, MHFG has defined various types of risk and has determined strategies to improve its business structure and develop human resources for risk management in order to evaluate risk qualitatively and quantitatively. Moreover, MHFG has implemented comprehensive risk management to control risk within limits acceptable to management.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Comprehensive Risk Management,” etc. is the rules and other structure for managing the risk of loss.

(4) Structure to ensure the efficient execution of director’s duties

*	MHFG has established a structure to ensure the efficient execution of directors’ duties through its rules, such as the “Bylaws Regarding the Board of Directors,” “Bylaws Regarding the Executive Management Committee,” “ Bylaws Regarding the Business Policy Committee,” “Organization Regulations” and “Authorization Regulations.”

*	More specifically, MHFG has determined the criteria for matters to be resolved or reported to the Board of Directors, assignment of each organization, decision-making authority in accordance with the importance of matters, etc. MHFG also has established an Executive Management Committee and several Business Policy Committees. Thus, MHFG has ensured that the directors execute their duties efficiently on a company-wide basis.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc. is the structure to ensure the efficient execution of directors’ duties.

(5) Structure to ensure the propriety of business operations within the corporate group consisting of MHFG and its subsidiaries

*	MHFG has established a structure to ensure the propriety of business operations within the corporate group through its “Group Management Administration Regulations,” etc.

*	More specifically, MHFG directly administers the management of its principal banking subsidiaries and other core group companies in accordance with the “Group Management Administration Regulations,” and principal banking subsidiaries and other core group companies administer the management of subsidiaries and affiliates other than the principal banking subsidiaries and other core group companies in accordance with standards established by MHFG.

*	The Board of Directors of MHFG resolved that the structure under the above “ Group Management Administration Regulations,” etc. is the structure to ensure the propriety of business operations in the corporate group consisting of MHFG and its subsidiaries.

(6) Matters concerning employees posted as assistants to the corporate auditors when the corporate auditors so require

*	The “Organization Regulations” of MHFG specify matters concerning employees posted as assistants to the corporate auditors to assist the latter in performing their duties.

*	More specifically, MHFG has designated the Corporate Auditors Office as being in charge of matters concerning assistance in the performance of the corporate auditors’ duties and matters concerning the secretariat for the Board of Corporate Auditors. The Head of the Corporate Auditors Office manages this office’s business under the instructions of the corporate auditors.

*	The Board of Directors of MHFG resolved that the matters specified in the above “Organization Regulations” are matters concerning employees posted as assistants to the corporate auditors if the corporate auditors so require.

(7) Matters concerning measures for ensuring that employees who assist the corporate auditors remain independent from the directors

*	The supplementary provisions of the “Bylaws Regarding the Board of Directors” specify matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

*	More specifically, any change in personnel and/or organizational that relates to employees who assist the corporate auditors in performing the latter’s duties shall be subject to prior consultation with a corporate auditor nominated by the Board of Corporate Auditors.

*	The Board of Directors of MHFG resolved that matters specified in the above supplementary provisions of the “Bylaws Regarding the Board of Directors” are matters concerning the measures for ensuring that employees who assist the corporate auditors remain independent from the directors.

(8) Structure under which the directors and employees report to the corporate auditors and other structure concerning reports to the corporate auditors

*	MHFG has established a structure under which the directors and employees report to the corporate auditors in the “Bylaws Regarding the Board of Directors,” the “Bylaws Regarding the Executive Management Committee,” etc.

*	More specifically, MHFG has regulations governing attendance by the corporate auditors in the Board of Directors Meetings, Executive Management Committee meetings, etc. MHFG also maintains procedures for circulating the ringisho (or approval documents) to be approved by the President among the corporate auditors, for reporting information received through the compliance hot-line, for reporting the results of internal audits and so on.

*	The Board of Directors of MHFG resolved that the structure under the above “Bylaws Regarding the Board of Directors,” etc is the structure under which the directors and employees report to the corporate auditors and the other structure concerning reports to the corporate auditors.

(9) Other structure to ensure the effectiveness of audits by the corporate auditors

*	MHFG has established a structure for ensuring the effectiveness of audits by the corporate auditors in the “Basic Policy for Internal Audit,” etc.

*	More specifically, the internal audit division, corporate auditors and accounting auditors exchange opinions and information on a regular basis and whenever else required as a means of strengthening cooperation in efforts to enhance the effectiveness and efficiency of the overall audit function.

*	The Board of Directors of MHFG resolved that the structure under the above “Basic Policy for Internal Audit,” etc. is the other structure for ensuring the effectiveness of the audits by the corporate auditors.

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

Millions of yen
Assets
Cash and Due from Banks	¥3,993,362
Call Loans and Bills Purchased	302,336
Receivables under Resale Agreements	9,430,397
Guarantee Deposits Paid under Securities Borrowing Transactions	8,624,211
Other Debt Purchased	3,351,499
Trading Assets	10,414,573
Money Held in Trust	49,558
Securities	36,049,983
Loans and Bills Discounted	65,964,301
Foreign Exchange Assets	894,797
Other Assets	5,739,458
Tangible Fixed Assets	796,746
Buildings	265,439
Land	398,988
Construction in Progress	3,010
Other Tangible Fixed Assets	129,308
Intangible Fixed Assets	255,695
Software	203,031
Other Intangible Fixed Assets	52,664
Deferred Debenture Charges	22
Deferred Tax Assets	389,024
Customers’ Liabilities for Acceptances and Guarantees	4,480,551
Reserves for Possible Losses on Loans	(856,314)
Reserve for Possible Losses on Investments	(174)

Total Assets	¥149,880,031

Liabilities
Deposits	¥74,803,064
Negotiable Certificates of Deposit	8,805,239
Debentures	4,723,806
Call Money and Bills Sold	6,924,136
Payables under Repurchase Agreements	12,821,752
Guarantee Deposits Received under Securities Lending Transactions	5,946,781
Commercial Paper	30,000
Trading Liabilities	8,297,301
Borrowed Money	4,563,438
Foreign Exchange Liabilities	339,817
Short-term Bonds	849,870
Bonds and Notes	3,237,525
Due to Trust Accounts	1,135,358
Other Liabilities	5,770,656
Reserve for Bonus Payments	40,972
Reserve for Employee Retirement Benefits	37,641
Reserve for Director and Corporate Auditor Retirement Benefits	6,484
Reserve for Contingencies	13,046
Reserves under Special Laws	2,680
Deferred Tax Liabilities	218,224
Deferred Tax Liabilities for Revaluation Reserve for Land	107,272
Acceptances and Guarantees	4,480,551

Total Liabilities	143,155,622

Net Assets
Common Stock and Preferred Stock	1,540,965
Capital Surplus	411,110
Retained Earnings	1,440,310
Treasury Stock	(32,330)
Total Shareholders’ Equity	3,360,055
Net Unrealized Gains on Other Securities, net of Taxes	1,550,628
Net Deferred Hedge Losses, net of Taxes	(111,042)
Revaluation Reserve for Land, net of Taxes	150,616
Foreign Currency Translation Adjustments	(38,964)
Total Valuation and Translation Adjustments	1,551,237
Minority Interests	1,813,115

Total Net Assets	6,724,408

Total Liabilities and Net Assets	¥149,880,031

CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

			Millions of yen
Ordinary Income	¥		¥4,099,654
Interest Income		2,562,642
Interest on Loans and Bills Discounted		1,302,102
Interest and Dividends on Securities		592,863
Interest on Call Loans and Bills Purchased		19,586
Interest on Receivables under Resale Agreements		470,335
Interest on Securities Borrowing Transactions		22,847
Interest on Due from Banks		76,527
Other Interest Income		78,379
Fiduciary Income		66,958
Fee and Commission Income		658,899
Trading Income		265,802
Other Operating Income		270,945
Other Ordinary Income		274,405

Ordinary Expenses			3,351,484
Interest Expenses		1,472,378
Interest on Deposits		477,042
Interest on Negotiable Certificates of Deposit		107,561
Interest on Debentures		34,083
Interest on Call Money and Bills Sold		31,937
Interest on Payables under Repurchase Agreements		609,642
Interest on Securities Lending Transactions		29,083
Interest on Commercial Paper		52
Interest on Borrowed Money		38,980
Interest on Short-term Bonds		3,493
Interest on Bonds and Notes		82,172
Other Interest Expenses		58,328
Fee and Commission Expenses		107,775
Trading Expenses		4,258
Other Operating Expenses		123,438
General and Administrative Expenses		1,091,602
Other Ordinary Expenses		552,032
Provision for Reserves for Possible Losses on Loans		69,775
Other		482,256

Ordinary Profits			748,170
Extraordinary Gains			248,411
Gains on Disposition of Tangible Fixed Assets		16,642
Recovery on Written-off Claims		77,389
Other Extraordinary Gains		154,379

Extraordinary Losses			21,682
Losses on Disposition of Tangible Fixed Assets		17,071
Losses on Impairment of Fixed Assets		4,281
Provision for Reserve for Contingent Liabilities from Futures Transactions		21
Provision for Reserve for Contingent Liabilities from Securities Transactions		307

Income before Income Taxes and Minority Interests			974,898
Income Taxes:
Current			43,267
Deferred			223,699
Minority Interests in Net Income			86,965

Net Income			¥620,965

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments					Minority Interests	Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116
Changes during the fiscal year
Cash Dividends *	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses *	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	620,965	—	620,965	—	—	—	—	—	—	620,965
Repurchase of Treasury Stock	—	—	—	(604,331)	(604,331)	—	—	—	—	—	—	(604,331)
Disposition of Treasury Stock	—	32	—	50	83	—	—	—	—	—	—	83
Cancellation of Treasury Stock	—	(83)	(618,680)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	19,768	—	19,768	—	—	—	—	—	—	19,768
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	—	—	—	0	0	—	—	—	—	—	—	0
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	271,411	(111,042)	(19,768)	9,098	149,698	453,992	603,691

Total Changes during the fiscal year	—	(50)	(57,832)	14,483	(43,399)	271,411	(111,042)	(19,768)	9,098	149,698	453,992	560,292

Balance as of March 31, 2007	¥1,540,965	¥411,110	¥1,440,310	¥(32,330)	¥3,360,055	¥1,550,628	¥(111,042)	¥150,616	¥(38,964)	¥1,551,237	¥1,813,115	¥6,724,408

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

[NOTES TO CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF CONSOLIDATION

1.	Definitions of majority-owned subsidiary, other subsidiary and affiliate conform to Article 2, Paragraph 8 of the Banking Law and Article 4-2 of the Banking Law Enforcement Ordinance.

2.	Scope of Consolidation

a)	Number of majority-owned consolidated subsidiaries and other consolidated subsidiaries: 133

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

During the period, Mizuho Investment Management (UK) Ltd. and six other companies were newly consolidated upon their establishment and so on.

During the period, Finance & Servicing Corporation and three other companies were excluded from the scope of consolidation as a result of dissolution.

b)	Number of majority-owned non-consolidated subsidiaries and other non-consolidated subsidiaries : 0

3.	Application of the Equity Method

a)	Number of affiliates under the equity method: 19

Names of principal companies:

The Chiba Kogyo Bank, Ltd.

Shinko Securities Co., Ltd.

Japan Mortgage Co., Ltd.

Since MHFG adopted the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 20, September 8, 2006), Japan Industrial Fund I and two other companies were newly included in the scope of the equity method.

During the period, Basic Capital Management, Limited and two other companies were excluded from the scope of the equity method as a result of becoming a MHFG’s subsidiary due to an increase in the equity position through additional stock repurchases, and other factors.

b)	Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income/Net Loss (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position) and others.

4.	Fiscal Years of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

a)	Balance sheet dates of majority-owned consolidated subsidiaries and other consolidated subsidiaries are as follows:

September 30	2 companies
October 31	1 company
December 31	45 companies
March 31	63 companies
The day before the last business day of June	22 companies

b)	Majority-owned consolidated subsidiaries and other consolidated subsidiaries with balance sheet dates of September 30, October 31 and the day before the last business day of June were consolidated based on their tentative financial statements as of and for the period ended December 31. Other majority-owned consolidated subsidiaries and other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

5.	Evaluation of Assets and Liabilities of Majority-owned Consolidated Subsidiaries and Other Consolidated Subsidiaries

Assets and liabilities of majority-owned consolidated subsidiaries and other consolidated subsidiaries, including the portion attributable to minority shareholders, are valued at fair value as of the respective date of acquisition.

6.	Amortization of Goodwill

As a rule, goodwill is amortized over a period up to 20 years under the straight-line method. If the amount has no material impact on MHFG’s consolidated financial statements, the entire amount is amortized in the period of occurrence.

NOTES TO CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet.Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at their fair values, assuming that such transactions were terminated and settled at the consolidated balance sheet date.

3.	Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities which do not have readily determinable fair value are stated at acquisition cost or amortized cost and determined by the moving average method. The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

4.	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in Note 3.

5.	Derivative transactions (other than transactions for trading purposes) are valued at fair value.

6.	Depreciation of buildings is computed mainly by the straight-line method, and that of equipment is computed mainly by the declining-balance method, and the applicable share of estimated annual depreciation costs for the period is recorded based on the following range of useful lives.

Buildings:   3 years to 50 years

Equipment: 2 years to 20 years

7.	Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

8.	Deferred assets are treated as follows:

(1)	Bond issuance costs are expensed as incurred.

(2)	Until the previous fiscal year, debenture issuance costs were capitalized and amortized over a certain period not exceeding the maximum period stipulated by the former Enforcement Regulations of the Commercial Code of Japan. However, in accordance with the application of the “Tentative Solution on Accounting for Deferred Assets” (the Accounting Standards Board of Japan (“ASBJ”) Report No. 19, August 11, 2006) effective from the fiscal year ending upon or after the public announcement of such, MHFG adopted the new accounting standard commencing with this fiscal year. The effect of the change mentioned above on the consolidated balance sheet is immaterial. Debenture issuance costs booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method within a certain period by applying the previous accounting method based on the tentative measure stipulated in the ASBJ report.

(3)	Until the previous fiscal year, bond discounts and debenture discounts were capitalized and amortized under the straight-line method over the term of the bonds and debentures. However, in accordance with the partial revision of “Accounting Standards for Financial Instruments” (the Business Accounting Deliberation Council, January 22, 1999) as of August 11, 2006 (ASBJ Statement No. 10) and the application effective from the fiscal year ending upon or after the public announcement of such, MHFG adopted the revised accounting standard commencing with this fiscal year, and bonds and debentures were stated at amortized cost (straight-line method). The effect of this application on the consolidated balance sheet is immaterial. Bond discounts and debenture discounts booked on the consolidated balance sheet as of March 31, 2006 are amortized under the straight-line method over the term of the bond and debenture by applying the previous accounting method and the unamortized balance is directly deducted from bonds and debentures, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

9.	Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic majority-owned consolidated banking subsidiaries and trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the majority-owned consolidated subsidiaries and other consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet dates.

10.	Reserves for Possible Losses on Loans of major domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans (defined in Note 29 below) and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries are maintained in order to cover possible losses based on analyses of the political and economic climates of the countries

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥536,916 million.

The claims above include corporate bonds which are guaranteed by domestic majority-owned consolidated banking subsidiaries and are issued by private placement (Article 2, Paragraph 3 of the Securities and Exchange Law) and others in securities.

Other majority-owned consolidated subsidiaries and other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

11.	Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

12.	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

13.	Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

14.	Until the previous fiscal year, MHFG and certain domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (ASBJ Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Profits and Income before Income Taxes and Minority Interests, both decreased by ¥5,788 million, compared with the corresponding amounts under the previously applied method.

15.	Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

16.	Finance leases of MHFG and domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries that do not involve transfer of ownership to the lessee are accounted for as operating leases.

17.	Consolidated subsidiaries apply the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps as hedge accounting methods.

The portfolio hedge for a large volume of small-value monetary claims and liabilities of domestic majority-owned consolidated banking subsidiaries and trust banking subsidiaries is accounted for by the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24). The effectiveness of hedging activities for the portfolio hedge for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i)	as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the correlation between the fluctuation in the market or cash flows of the hedged instruments and that of the hedging instruments.

Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. These deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes, at the end of the fiscal year were ¥241,602 million and ¥229,553 million, respectively.

18.	Domestic majority-owned consolidated banking subsidiaries and trust banking subsidiary apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming both the amount for the foreign currency position of the hedging instruments of currency-swap transactions, exchange swap transactions and similar transactions as the method of hedging the foreign exchange risks of monetary claims and liabilities denominated in foreign currencies and the amount for the foreign currency position of the hedged monetary claims and liabilities denominated in foreign currency are equivalent.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in majority-owned subsidiaries, other subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

19.	Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports Nos. 24 and 25.

20.	With respect to MHFG and its domestic majority-owned consolidated subsidiaries and other consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

21.	Reserves under Special Laws are recorded as follows:

Reserve for Contingent Liabilities from Futures Transactions: ¥104 million

This reserve is maintained pursuant to Article 81 of the Financial Futures Transaction Law.

Reserve for Contingent Liabilities from Securities Transactions: ¥2,575 million

This reserve is maintained pursuant to Article 51 of the Securities and Exchange Law.

22.	Monetary claims to directors and corporate auditors of MHFG concerning transactions between the relevant parties amounted to ¥29 million (non-consolidated basis).

23.	Investments in subsidiaries and affiliates amounted to ¥93,336 million (excluding majority-owned consolidated subsidiaries and other consolidated subsidiaries).

24.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥705,047 million.

25.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥42,659 million.

26.	In addition to Fixed Assets booked on the consolidated balance sheet, certain computers are used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

27.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥30,838 million and Non-Accrual Delinquent Loans of ¥633,107 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent non-accrual loans other than (i) Loans to Bankrupt Obligors and (ii) loans for which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

28.	Balance of Loans Past Due for Three Months or More: ¥10,458 million

Loans Past Due for Three Months or More are loans for which payments of principal and/or interest have not been received for a period of three months or more beginning with the next day following the last due date for such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

29.	Balance of Restructured Loans: ¥517,986 million

Restructured Loans represent loans on which contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates, renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

30.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More and Restructured Loans: ¥1,192,392 million

The amounts given in Notes 27 through 30 are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

31.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions, although the banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills. The face value amount of these bills amounted to ¥861,428 million.

32.	The following assets were pledged as collateral:

Trading Assets:	¥4,260,215 million
Securities:	¥11,394,744 million
Loans and Bills Discounted:	¥5,887,983 million
Other Assets:	¥1,405 million
Tangible Fixed Assets:	¥211 million

The following liabilities were collateralized by the above assets:

Deposits:	¥640,082 million
Call Money and Bills Sold:	¥2,143,279 million
Payables under Repurchase Agreements:	¥5,604,841 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,238,721 million
Borrowed Money:	¥2,985,346 million
Other Liabilities:	¥8,623 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥7,428 million, Trading Assets of ¥306,986 million, Securities of ¥2,973,539 million and Loans and Bills Discounted of ¥360,776 million.

None of the assets was pledged as collateral in connection with borrowings by majority-owned non-consolidated subsidiaries, other non-consolidated subsidiaries and affiliates and affiliates.

Other Assets includes guarantee deposits of ¥120,724 million, collateral pledged for derivatives transactions of ¥489,876 million, margins for futures transactions of ¥25,814 million and other guarantee deposits of ¥3,888 million.

33.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation is included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Item 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Item 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥139,972 million.

34.	Borrowed Money includes subordinated borrowed money of ¥745,002 million with a covenant that performance of the obligation is subordinated to that of other obligations.

35.	Bonds and Notes include subordinated bonds of ¥2,117,302 million.

36.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Securities and Exchange Law) amounted to ¥1,583,072 million.

Commencing with this fiscal year, the respective amounts of “Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” relating to the liabilities for guarantees are netted, excluding the amounts guaranteed by the Credit Guarantee Corporations which have already been netted, in accordance with the revision of the appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 38, April 17, 2007) effective from the fiscal year which began on or after April 1, 2006.

As a result, both “Acceptances and Guarantees” and “Customers’ Liabilities for Acceptances and Guarantees” decreased by ¥1,537,996 million, compared with corresponding amounts under the previously applied method.

37.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic majority-owned consolidated trust banking subsidiaries, were ¥987,910 million and ¥172,055 million, respectively.

38.	Net Assets per share of common stock: ¥336,937.64

“Guidance for Accounting Standards for Net Earning per Share” (ASBJ Guidance No.4, September 25, 2002) revised on January 31, 2006 took effect as of the fiscal year that ended upon or after the enforcement of the Company Law. Accordingly, MHFG has applied the above guidance starting this fiscal year, and included “Net Deferred Hedge Losses, net of Taxes” for calculation of net assets per share. As a result, Net Assets per share of common stock declined by ¥9,566.77 compared with corresponding amount under the previously applied method.

39.	Figures for fair value and unrealized gains (losses) on securities are as follows. In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included. The same inclusion applies through Note 42 inclusive.

Trading Securities:

	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Trading Securities	¥8,628,467	¥5,200

Bonds Held to Maturity which have readily determinable fair value:

	Millions of yen
	Amount on Consolidated BS	Fair Value	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Government Bonds	¥969,020	¥967,192	¥(1,828)	¥0	¥1,829
Japanese Local Government Bonds	49,980	49,797	(183)	—	183
Other	318,445	312,394	(6,051)	—	6,051

Total	¥1,337,447	¥1,329,383	¥(8,063)	¥0	¥8,064

Other Securities which have readily determinable fair value:

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains / Losses
			Net	Gains	Losses
Japanese Stocks	¥3,317,061	¥6,010,844	¥2,693,783	¥2,741,841	¥48,058
Japanese Bonds	15,554,634	15,397,175	(157,458)	3,953	161,412
Japanese Government Bonds	14,673,319	14,521,005	(152,314)	2,026	154,340
Japanese Local Government Bonds	85,441	84,787	(654)	499	1,154
Japanese Short-term Bonds	6,906	6,905	(0)	—	0
Japanese Corporate Bonds	788,966	784,477	(4,489)	1,427	5,917
Other	9,417,961	9,322,758	(95,203)	57,536	152,740

Total	¥28,289,657	¥30,730,779	¥2,441,121	¥2,803,332	¥362,210

Net Unrealized Gains include ¥3,935 million, which was recognized in the statement of income by applying the fair-value hedge method. As a result, the base amount to be recorded directly to Net Assets was ¥2,437,185 million and ¥1,550,515 million of the amount after the following adjustments were included in Net Unrealized Gains on Other Securities, net of Taxes:

Difference between acquisition cost and fair value:	¥2,437,185 million
Deferred Tax Assets:	341 million
Less: Deferred Tax Liabilities:	(836,509) million
Less: Amount corresponding to Minority Interests:	(56,609) million
Amount corresponding to Net Unrealized Gains on Other Securities owned by affiliates under the equity method, which corresponds to the holding share of the Group:	6,107 million

Amount included in Net Unrealized Gains on Other Securities, net of Taxes:	¥1,550,515 million

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (“devaluation”), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of devaluation for the fiscal year was ¥3,247 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

40.	Other Securities sold during the fiscal year are as follows:

	Millions of yen
	Amount Sold	Gains on Sales	Losses on Sales
Other Securities	¥34,125,456	¥311,223	¥48,873

41.	Major components of securities not stated at fair value and their amount on the consolidated balance sheet are as follows:

Millions of yen
Amount on Consolidated BS
Other Securities:
Beneficial Certificate of Loan Trust and Other	¥2,161,377
Non-publicly Offered Bonds	2,231,551
Unlisted Foreign Securities	1,264,857
Other	475,292

42.	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

	Millions of yen
	Within 1 year	1-5 years	5-10 years	Over 10 years
Japanese Bonds	¥6,648,544	¥7,704,173	¥2,501,038	¥1,801,778
Japanese Government Bonds	6,244,060	5,782,659	2,050,467	1,412,838
Japanese Local Government Bonds	4,078	89,878	36,960	8,290
Japanese Short-term Bonds	6,905	—	—	—
Japanese Corporate Bonds	393,499	1,831,635	413,610	380,649
Other	1,180,743	4,208,060	2,911,237	3,838,161

Total	¥7,829,288	¥11,912,234	¥5,412,275	¥5,639,940

43.	Details of Money Held in Trust are as follows:

	Millions of yen
	Amount on Consolidated BS	Net Unrealized Gains / Losses Recorded on the Consolidated Statement of Income
Investment Purposes	¥48,872	¥12

	Millions of yen
	Acquisition Cost	Amount on Consolidated BS	Unrealized Gains /Losses
			Net	Gains	Losses
Other	¥686	¥686	¥—	¥—	¥—

There is no money held in trust held to maturity.

44.	Unsecured securities loaned that allow borrowers to sell amounted to ¥5,093 million and were included in trading securities under Trading Assets.

A portion of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral have the right to sell or repledge. Among them, the total of securities repledged was ¥8,769,615 million, securities re-loaned was ¥262 million and securities neither repledged nor re-loaned was ¥5,528,908 million, respectively.

45.	Overdraft protection on current accounts and contracts for the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥53,899,937 million. Of this amount, ¥44,504,074 million relates to contracts in which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries obtain, moreover, real estate, securities or others as collateral at the time the contract is entered into, if needed, and periodically monitor customers’ business conditions, based on and in accordance with internally established standards, and take measures to control credit risks such as amendments to contracts, if needed.

46.	The appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006), following the application of “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) effective from the fiscal year ending on or after the enforcement date of the Company Law. In accordance with the application of the revised “Banking Law Enforcement Regulations” commencing with the fiscal year beginning on or after April 1, 2006, presentation of account items has been changed as follows:

(1)	Former “Shareholders’ Equity” is presented as “Net Assets” and classified into “Shareholders’ Equity,” “Valuation and Translation Adjustments” and “Minority Interests.”

The amount corresponding to former “Shareholders’ Equity” as of the end of this fiscal year was ¥5,022,335 million.

(2)	The net realized and unrealized losses from hedging instruments formerly included in “Other Assets” as deferred hedge losses are presented as “Net Deferred Hedge Losses, net of Taxes” included in Valuation and Translation Adjustments, net of applicable income taxes.

(3)	“Minority Interests” formerly listed after Liabilities is included in Net Assets.

(4)	Former “Premises and Equipment” is classified into “Tangible Fixed Assets,” “Intangible Fixed Assets” and “Other Assets.”

(a)	As a result, building, land and equipment formerly included in “Premises and Equipment” are presented as “Buildings,” “Land” and “Other Tangible Fixed Assets” included in “Tangible Fixed Assets,” and suspense payment for construction formerly included in the said account is presented as “Construction in Progress” included in “Tangible Fixed Assets.”

In addition, premium of “guarantee deposits and premium” formerly included in “Premises and Equipment” is presented in “Other Intangible Fixed Assets” included in “Intangible Fixed Assets,” and guarantee deposits are presented in “Other Assets.”

(b)	Software and other items formerly included in “Other Assets” are presented in “Software” and “Other Intangible Fixed Assets” included in “Intangible Fixed Assets.”

(5)	Amortization of consolidation differences formerly recognized as “Other” under “Other Ordinary Expenses” is included as amortization of intangible fixed assets in “General and Administrative Expenses” under “Ordinary Expenses.”

47.	In response to the “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Report No. 20, September 8, 2006) effective from the fiscal year ending upon or after the public announcement, MHFG adopted the new accounting standard commencing with this fiscal year. This adoption has no effect on the consolidated balance sheet since investment associations deemed other subsidiaries in the ASBJ report had already been consolidated.

48.	“Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No. 1, February 21, 2002) and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, February 21, 2002) were partially revised as of December 27, 2005 and August 11, 2006. Given that the revisions apply to procedures stipulated by the Company Law, MHFG has applied the above standards and guidance commencing with this fiscal year. The effect of this application on the consolidated balance sheet is immaterial.

49.	The Board of Directors of MHFG resolved on April 20, 2007 to redeem preferred securities issued by MHFG’s overseas special purpose subsidiaries, as described below.

(1)	Issuer

(a)	Mizuho Preferred Capital (Cayman) 1 Limited

(b)	Mizuho Preferred Capital (Cayman) 2 Limited

(2)	Type of security

Non-cumulative Perpetual Preferred Securities

(3)	Aggregate redemption amount

(a)	Series B: ¥112,500 million

(b)	Series A: ¥ 73,000 million

(4)	Scheduled redemption date

June 29, 2007

(5)	Reason for the redemption

Arrival of optional redemption date

NOTES TO CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Net Income per share of common stock for the fiscal year: ¥51,474.49

3.	Diluted Net Income per share of common stock for the fiscal year: ¥48,803.07

4.	Income or expenses on trading transactions are recognized on a trade date basis and are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

5.	Other Ordinary Income includes gains on sales of stocks of ¥231,265 million.

6.	Other Ordinary Expenses includes losses on devaluation of stocks of ¥335,790 million and losses on write-offs of loans of ¥67,141 million.

7.	Other Extraordinary Gains includes gains on cancellation of employee retirement benefit trust of ¥125,961 million and reversal of reserve for contingencies of ¥28,257 million.

8.	The differences between the recoverable amount and the book value of the following assets were recognized as Losses on Impairment of Fixed Assets included in Extraordinary Losses during the fiscal year:

	Millions of yen
Area	Principal purpose of use		Type	Losses
Tokyo Metropolitan Area	Branch premises to be closed	3 branches	Land, Buildings and Premises, etc.	¥1,299
	Idle assets	32 items

Other	Branch premises	1 branch	Land, Buildings and Premises, etc.	¥2,981
	Idle assets	61 items

Domestic majority-owned consolidated banking subsidiaries, trust banking subsidiary and certain domestic majority-owned consolidated subsidiaries recognize Losses on Impairment of Fixed Assets for branch premises to be closed, branch premises and idle assets. For the purposes of identifying impaired assets in such cases, the individual asset is assessed as a unit. The recoverable amount is calculated based on net realizable value. Net realizable value is calculated based on the valuation by road rating with reasonable adjustments to compensate for sites with long depth and other factors, the appraisal value and others, less estimated cost of disposition.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1. Amounts less than one million yen are rounded down.

2. Types and number of outstanding shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2007	Remarks
Outstanding shares

Common stock	12,003	—	131	11,872	*1

Fourth Series Class IV Preferred Stock	150	—	150	—	*2
Sixth Series Class VI Preferred Stock	150	—	150	—	*2
Eleventh Series Class XI Preferred Stock	943	—	—	943
Thirteenth Series Class XIII Preferred Stock	36	—	—	36

Total	13,284	—	431	12,852

Treasury stock

Common stock	396	0	131	265	*3

Fourth Series Class IV Preferred Stock	—	150	150	—	*2
Sixth Series Class VI Preferred Stock	—	150	150	—	*2

Total	396	300	431	265

*1.	Decreases are due to cancellation of treasury stock (common stock).
*2.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).
*3.	Increases are due to repurchase of fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (131 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).

3.	Cash dividends distributed by MHFG are as follows (non-consolidated basis):

Cash dividends paid during the fiscal year ended March 31, 2007

Resolution			Types	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 27, 2006		Common Stock	48,005	4,000	March 31, 2006	June 27, 2006
			Fourth Series Class IV Preferred Stock	7,140	47,600	March 31, 2006
(	Ordinary General Meeting of Shareholders	)	Sixth Series Class VI Preferred Stock	6,300	42,000	March 31, 2006
			Eleventh Series Class XI Preferred Stock	18,874	20,000	March 31, 2006
			Thirteenth Series Class XIII Preferred Stock	1,100	30,000	March 31, 2006
	Total			81,421

Cash dividends with record dates falling in the fiscal year ended March 31, 2007 and effective dates coming after the end of the fiscal year

Resolution			Types	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 26, 2007		Common Stock	83,081	Retained Earnings	7,000	March 31, 2007	June 26, 2007
			Eleventh Series Class XI Preferred Stock	18,874	Retained Earnings	20,000	March 31, 2007
(	Ordinary General Meeting of Shareholders	)	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30,000	March 31, 2007

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 26, 2007.

4.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the fiscal year ended on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this fiscal year.

[Translation]

Report of Independent Auditors

May 17, 2007

The Board of Directors of Mizuho Financial Group, Inc.

Ernst & Young ShinNihon

Naoki Matsumura Certified Public Accountant Designated and Operating Partner

Mutsuo Emi Certified Public Accountant Designated and Operating Partner

Tetsuya Mogi Certified Public Accountant Designated and Operating Partner

Pursuant to Article 444, Paragraph 4 of the Company Law, we have audited the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and the notes to the consolidated financial statements of Mizuho Financial Group, Inc. (the “Company”) applicable to the fiscal year from April 1, 2006 through March 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the Mizuho Financial Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

[Translation]

Audit Report on the Consolidated Financial Statements

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statements of changes in shareholders’ equity and notes to the consolidated financial statements) for the 5th fiscal year from April 1, 2006 to March 31, 2007, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has received from the Directors, employees and other related persons reports on the consolidated financial statements and, when necessary, requested explanations regarding such reports.

In addition, the Corporate Auditors monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 159 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification.

2.	Audit Results

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon, the independent auditors, are fair and reasonable.

May 21, 2007

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshiaki Sugita)	(seal)
Full time Corporate Auditor	(Junichi Iwabuchi)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masahiko Kadotani)	(seal)

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2007

Millions of yen
Assets
Current Assets
Cash and Due from Banks	¥2,726
Advances	6
Prepaid Expenses	3,434
Accounts Receivable	248,480
Other Current Assets	3,701
Total Current Assets	258,349
Fixed Assets
Tangible Fixed Assets	952
Buildings	227
Equipment	724
Intangible Fixed Assets	4,199
Trademarks	117
Software	3,848
Other Intangible Fixed Assets	233
Investments	4,500,535
Investment Securities	2
Investments in Subsidiaries and Affiliates	4,496,431
Other Investments	4,102
Total Fixed Assets	4,505,687

Total Assets	¥4,764,036

Liabilities
Current Liabilities
Short-term Borrowings	¥1,380,000
Short-term Bonds	203,000
Accounts Payable	658
Accrued Expenses	1,052
Accrued Corporate Taxes	138
Deposits Received	57
Reserve for Bonus Payments	187
Total Current Liabilities	1,585,093
Non-Current Liabilities
Deferred Tax Liabilities	777
Reserve for Employee Retirement Benefits	704
Reserve for Director and Corporate Auditor Retirement Benefits	648
Other Non-Current Liabilities	407
Total Non-Current Liabilities	2,538

Total Liabilities	1,587,631

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	1,540,965
Capital Surplus
Capital Reserve	385,241
Total Capital Surplus	385,241
Retained Earnings
Appropriated Reserve	4,350
Other Retained Earnings	1,247,876
Retained Earnings Brought Forward	1,247,876
Total Retained Earnings	1,252,226
Treasury Stock	(2,037)
Total Shareholders’ Equity	3,176,394
Valuation and Translation Adjustments
Net Unrealized Gains on Other Securities, net of Taxes	9
Total Valuation and Translation Adjustments	9

Total Net Assets	3,176,404

Total Liabilities and Net Assets	¥4,764,036

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
Operating Income	¥
Cash Dividends Received from Subsidiaries and Affiliates		1,220,997
Fee and Commission Income Received from Subsidiaries and Affiliates		29,102
Total Operating Income		1,250,099
Operating Expenses
General and Administrative Expenses		19,205
Total Operating Expenses		19,205

Operating Profits		1,230,893

Non-Operating Income
Rent Received		2
Other Non-Operating Income		212
Total Non-Operating Income		214
Non-Operating Expenses
Interest Expenses		11,256
Interest on Short-term Bonds		1,052
Amortization of Start-Up Costs		304
Other Non-Operating Expenses		26
Total Non-Operating Expenses		12,640

Ordinary Profits		1,218,468

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries		24,195
Other Extraordinary Gains		614
Total Extraordinary Gains		24,809
Extraordinary Losses
Other Extraordinary Losses		3,640
Total Extraordinary Losses		3,640

Income before Income Taxes		1,239,637

Income Taxes:
Current		5
Deferred		(78)

Net Income		¥1,239,710

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments	Total Net Assets
		Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of March 31, 2006	¥1,540,965	¥385,241	¥50	¥385,291	¥4,350	¥822,956	¥827,306	¥(1,255)	¥2,752,307	¥12	¥2,752,319

Changes during the fiscal year
Cash Dividends *	—	—	—	—	—	(81,421)	(81,421)	—	(81,421)	—	(81,421)
Net Income	—	—	—	—	—	1,239,710	1,239,710	—	1,239,710	—	1,239,710
Repurchase of Treasury Stock	—	—	—	—	—	—	—	(734,285)	(734,285)	—	(734,285)
Disposition of Treasury Stock	—	—	32	32	—	—	—	50	83	—	83
Cancellation of Treasury Stock	—	—	(83)	(83)	—	(733,369)	(733,369)	733,452	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	(2)	(2)

Total Changes during the fiscal year	—	—	(50)	(50)	—	424,920	424,920	(782)	424,087	(2)	424,084

Balance as of March 31, 2007	¥1,540,965	¥385,241	—	¥385,241	¥4,350	¥1,247,876	¥1,252,226	¥(2,037)	¥3,176,394	¥9	¥3,176,404

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

[NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS]

BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF FINANCIAL STATEMENTS

1.	Valuation of Securities

Investments in subsidiaries and affiliates and Other Securities which do not have readily determinable fair value are stated at acquisition cost and determined by the moving average method.

2.	Depreciation and Amortization of Fixed Assets

(a)	Tangible Fixed Assets

Depreciation of Buildings is computed by the straight-line method, and that of Equipment is computed by the declining-balance method with the following range of useful lives.

Buildings: 4 years to 47 years

Equipment: 2 years to 17 years

(b)	Intangible Fixed Assets

Trademarks are amortized under the straight-line method over ten years.

Development costs for internally-used software are capitalized and amortized under the straight-line method over their estimated useful lives of mainly five years.

3.	Capitalization and Amortization of Deferred Assets

Establishment Costs and Start-Up Costs are capitalized and amortized under the straight-line method over five years.

4.	Reserves

(a)	Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments

(b)	Reserve for Employee Retirement Benefits, which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term (ten years) within the average remaining service period of the employees of the respective fiscal year.

(c)	Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors and corporate auditors, is recorded as the required amount at the end of the fiscal year, based on internally established standards.

(Changes in Basis for Presentation and Principles of Preparation of Financial Statements)

Until the previous fiscal year, MHFG recognized director and corporate auditor retirement benefits as expenses at the time of payment. However, in accordance with the public announcement of the “Accounting Standard for Directors’ Bonus” (the Accounting Standards Board of Japan (“ASBJ”) Statement No. 4, November 29, 2005) and the “Auditing Treatment relating to Reserve defined under the Special Tax Measurement Law, Reserve defined under the Special Law and Reserve for Director and Corporate Auditor Retirement Benefits” (The Japanese Institute of Certified Public Accountants (“JICPA”) Auditing and Assurance Practice Committee Report No. 42, April 13, 2007), these benefits are recorded as Reserve for Director and Corporate Auditor Retirement Benefits at the required amount at the end of the fiscal year, based on internally established standards. As a result, Ordinary Profits and Income before Income Taxes, both decreased by ¥648 million, compared with the corresponding amounts under the previously applied method.

5.	Leases

Finance leases that do not involve transfer of ownership to the lessee are accounted for as operating leases.

6.	Consumption Taxes and Local Consumption Taxes

Consumption taxes and local consumption taxes are excluded from transaction amounts.

CHANGES IN BASIS FOR PRESENTATION AND PRINCIPLES OF PREPARATION OF FINANCIAL STATEMENTS

1.	Accounting Standards for Presentation of Net Assets in the Balance Sheet

“Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) were applied effective from this fiscal year. The amount corresponding to former “Shareholders’ Equity” as of the end of this fiscal year was ¥3,176,404 million.

2.	Accounting Standards for Treasury Shares and Appropriation of Legal Reserve

“Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Statement No. 1, February 21, 2002) and “Guidance on Accounting Standards for Treasury Shares and Appropriation of Legal Reserve” (ASBJ Guidance No. 2, February 21, 2002) were partially revised as of December 27, 2005 and August 11, 2006. Given that the revisions apply to procedures stipulated by the Company Law, MHFG has applied the above standards and guidance commencing with this fiscal year. The effect of this application on the non-consolidated balance sheet is immaterial.

CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS

Until the previous fiscal year, “Investments in Affiliates” was included in and presented as “Investment Securities.” Commencing with this fiscal year, “Investments in Affiliates” as well as “Investments in Subsidiaries” are included in and presented as “Investments in Subsidiaries and Affiliates,” based on the “Ordinance for Accounting of the Company Law.”

The amount of “Investments in Subsidiaries” at the end of the previous fiscal year was ¥3,996 million.

NOTES TO NON-CONSOLIDATED BALANCE SHEET

1.	Amounts less than one million yen are rounded down.

2.	Assets pledged as collateral accounted for ¥1,072 million of Investments.

3.	Accumulated depreciation of Tangible Fixed Assets amounted to ¥1,184 million.

Accumulated amortization of Intangible Fixed Assets amounted to ¥4,346 million.

4.	Guarantee

(a)	MHFG has guaranteed on a subordinated basis the principal of and interest on the subordinated notes issued by Mizuho Financial Group (Cayman) Limited. The amount of the subordinated guarantee is ¥484,887 million.

(b)	Based upon the regulations of the German Deposit Protection Fund, MHFG has submitted to the Association of German Banks a letter of indemnity to recompense the association regarding deposits of the German branches of Mizuho Corporate Bank, Ltd. and Mizuho Corporate Bank (Germany) Aktiengesellschaft if necessary.

Mizuho Corporate Bank, Ltd.	¥34,695 million
Mizuho Corporate Bank (Germany) Aktiengesellschaft	¥9,583 million

5.	Short-term monetary claims against subsidiaries and affiliates amounted to ¥2,727 million.

Short-term monetary liabilities against subsidiaries and affiliates amounted to ¥1,380,000 million.

Long-term monetary claims against subsidiaries and affiliates amounted to ¥18 million.

Long-term monetary liabilities against subsidiaries and affiliates amounted to ¥407 million.

NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME

1.	Amounts less than one million yen are rounded down.

2.	Transactions with subsidiaries and affiliates

Operating transactions
Operating Income	¥1,250,099 million
Operating Expenses	¥4,114 million
Other than operating transactions	¥35,492 million

3.	Other Non-Operating Income includes interest on the refund of withholding tax and others of ¥153 million.

4.	Other Extraordinary Losses include expenses of ¥3,602 million related to the listing on the New York Stock Exchange.

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

1.	Amounts less than one million yen are rounded down.

2.	Types and number of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2006	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2007	Remarks
Treasury stock
Common stock	2	132	131	3	*1
Fourth Series Class IV Preferred Stock	—	150	150	—	*2
Sixth Series Class VI Preferred Stock	—	150	150	—	*2

Total	2	432	431	3

*1.	Increases are due to repurchase of treasury stock (131 thousand shares of common stock) and fractional shares (0 thousand shares), decreases are due to cancellation of treasury stock (131 thousand shares of common stock) and additional purchase of fractional shares (0 thousand shares).
*2.	Increases and decreases are due to repurchase and cancellation of treasury stock (preferred stock).

3.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the fiscal year ended on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this fiscal year for preparing the “Non-Consolidated Statement of Changes in Net Assets.”

NOTES TO DEFERRED TAXES

Breakdown of Deferred Tax Assets / Liabilities

Millions of yen
Deferred Tax Assets
Investments in Subsidiaries and Affiliates	¥1,385,885
Tax Losses Carried Forward	522,251
Other	808
Sub-total of Deferred Tax Assets	1,908,945
Valuation Allowance	(1,908,617)
Total Deferred Tax Assets	328
Deferred Tax Liabilities
Prepaid Pension Cost	(1,099)
Other	(6)
Total Deferred Tax Liabilities	(1,106)
Net Deferred Tax Assets (Liabilities)	¥(777)

NOTES TO FIXED ASSETS USED ON THE BASIS OF FINANCE LEASE CONTRACTS

In addition to Fixed Assets booked on the non-consolidated balance sheet, equipment (including vehicles) is used on the basis of finance lease contracts that do not involve transfer of ownership to the lessee.

NOTES TO PER SHARE INFORMATION

1.	Total Net Assets per Share of Common Stock is based on the following information:

Total Net Assets per Share of Common Stock		¥183,338.04
Total Net Assets	¥ million	3,176,404
Deductions from Total Net Assets	¥ million	1,000,405
Paid-in Amount of Preferred Stock	¥ million	(980,430)
Cash Dividends on Preferred Stock	¥ million	(19,975)
Net Assets (year-end) related to Common Stock	¥ million	2,175,999

Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,868

2.	Net Income per Share of Common Stock is based on the following information:

Net Income per Share of Common Stock		¥102,168.76
Net Income	¥ million	1,239,710
Amount not attributable to Common Stock	¥ million	23,472
Cash Dividends on Preferred Stock	¥ million	(19,975)
Deemed Dividends on Cancellation of Preferred Stock	¥ million	(3,497)
Net Income related to Common Stock	¥ million	1,216,237

Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,904

[Translation]

Report of Independent Auditors

May 17, 2007

The Board of Directors of Mizuho Financial Group, Inc.

Ernst & Young ShinNihon

Naoki Matsumura
Certified Public Accountant
Designated and Operating Partner

Mutsuo Emi
Certified Public Accountant
Designated and Operating Partner

Tetsuya Mogi
Certified Public Accountant
Designated and Operating Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Company Law, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Mizuho Financial Group, Inc. (the “Company”) applicable to the 5th fiscal year from April 1, 2006 through March 31, 2007. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Mizuho Financial Group, Inc. applicable to the 5th fiscal year ended March 31, 2007 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Law.

[Translation]

Audit Report

The Board of Corporate Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 5th fiscal year from April 1, 2006 to March 31, 2007, based on the audit reports prepared by each Corporate Auditor and hereby reports as follows:

1.	Auditing Method Employed by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established an auditing policy and auditing plans, including assignment of the duties of each Corporate Auditor, received from each Corporate Auditor reports on the execution of audits and results thereof, and in addition, received from the Directors, etc., and the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, based on the auditing plans, has endeavored to gather information and create an improved environment for auditing. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and when necessary, requested explanations regarding such reports. Also, each Corporate Auditor inspected important authorized documents and associated information and examined the business and financial position of the Company. In addition, each Corporate Auditor monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of structures, to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other structures as provided for in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Company Law of Japan, to ensure that the Company’s operation will be conducted appropriately. Moreover, each Corporate Auditor monitored and examined the status of such structures that have been established in compliance with such resolutions (internal control systems).

As for the subsidiaries of the Company, each Corporate Auditor has shared information with the directors and corporate auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Corporate Auditors also monitored and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Corporate Auditors received from the independent auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Corporate Auditors also received notification from the independent auditors regarding the “Structure for ensuring appropriate execution of the duties of the independent auditors” (as enumerated in each Item of Article 159 of the Company Calculation Regulations). When necessary, the Corporate Auditors requested explanations on such notification. Based on the foregoing method, the Corporate Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders’ equity and notes to the non-consolidated financial statements) and supplementary schedules thereto.

2.	Audit Results

(1)	Audit Results on the Business Report, etc.

A.	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.	With regard to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors regarding the internal control systems.

(2)	Results of Audit of the Financial Statements and Supplementary Schedules

In our opinion, the method and results of the audit employed and rendered by Ernst & Young ShinNihon, the independent auditors, are fair and reasonable.

May 21, 2007

Mizuho Financial Group, Inc. Board of Corporate Auditors

Full time Corporate Auditor	(Yoshiaki Sugita)	(seal)
Full time Corporate Auditor	(Junichi Iwabuchi)	(seal)
Outside Corporate Auditor	(Yukio Nozaki)	(seal)
Outside Corporate Auditor	(Masahiro Seki)	(seal)
Outside Corporate Auditor	(Masahiko Kadotani)	(seal)

– End of Attached Materials –

Announcement Regarding Repurchase of Own Stock Held by a Subsidiary and Setting up a Limit for Repurchase of Own Stock

We, Mizuho Financial Group, Inc., after receipt of (i) the Audit Report prepared by the Board of Corporate Auditors with respect to the non-consolidated financial statements and the business report, and the supplementary schedules thereof, and (ii) the Audit Report prepared by the Board of Corporate Auditors with respect to the consolidated financial statements, resolved the following matters at the meeting of the Board of Directors, which were subsequently announced to the public.

1. Repurchase of Own Stock Held by a Subsidiary

We, at the meeting of the Board of Directors held on May 22, 2007, resolved to repurchase and cancel our common stock held by Mizuho Financial Strategy Co., Ltd., our subsidiary, and the repurchase and cancellation were completed as described in detail below. This repurchase was made for the purpose of retiring all our shares (261,040.83 shares), which the subsidiary stated above acquired and held at that time in the course of the Business Reorganization in March 2003.

Details of Repurchase and Cancellation

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

261,040 shares

(3)	Aggregate amount of repurchase:

JPY 221.1 billion

(4)	Date of repurchase and cancellation:

Monday, May 28, 2007

(5)	Method of repurchase:

Direct purchase

We repurchased and cancelled the fractional shares of our common stock (0.83 shares) based on our Share Handling Regulations. By doing so, we completed the repurchase and cancellation of all our common stock held by our subsidiary stated above.

2. Setting up a Limit for Repurchase of Own Stock

We, at the meeting of the Board of Directors held on May 22, 2007, set up a limit for repurchasing our common stock up to the maximum amount of JPY 150 billion as described below. This repurchase will be made for the purpose of offsetting the potential dilutive effect due to the commencement of the conversion period for the Eleventh Series Class XI Preferred Stock from July 1, 2008.

Details of Repurchase

(1)	Type of shares to be repurchased:

Shares of common stock of Mizuho Financial Group, Inc.

(2)	Aggregate number of shares to be repurchased:

Up to a maximum of 250,000 shares

(3)	Aggregate amount of repurchase:

Up to a maximum of JPY 150 billion

(4)	Period of repurchase:

From June 1, 2007 to November 30, 2007

We plan to cancel all the common shares repurchased.

We will continue to consider setting up additional repurchase limits and conducting share repurchases for the same purpose as described above, based on market conditions, our earnings trend and other factors.

-End of Document-

[Translation]

Reference Materials for the Ordinary General Meeting of Shareholders

Proposals and Reference Matters:

Proposal 1: Disposal of surplus

The Company will place our management emphasis on ROE (Return on Equity) from the perspective of effective utilization of our capital and consider returning profits to our shareholders while maintaining and strengthening the capital base.

Based on the policy mentioned above, with respect to the dividends from the surplus at the end of this fiscal year, in view of our consolidated financial results, the level of Retained Earnings and other factors, the Company proposes the dividends from the surplus as follows.

No other disposal of the surplus is being made.

1.	Type of Distributed Assets

Cash

2.	Matters related to Allotment of Distributed Assets and Aggregate Amount thereof

With respect to common stock, the Company proposes paying JPY seven thousand (7,000) per share, which is a JPY three thousand (3,000) increase over the previous fiscal year.

With respect to each class of preferred stock, the Company also proposes paying the prescribed dividend amounts, respectively.

	Amount of Dividends per Share		Aggregate Amount of Dividends
Common stock	JPY	7,000	JPY	83,081,473,510
Eleventh Series Class XI preferred stock	JPY	20,000	JPY	18,874,800,000
Thirteenth Series Class XIII preferred stock	JPY	30,000	JPY	1,100,700,000
Total		—	JPY	103,056,973,510

3.	Effective Date of Dividends from Surplus

June 26, 2007

Proposal 2: Partial amendment to the Articles of Incorporation

The following partial amendment to the Articles of Incorporation will be made to reduce the total number of authorized shares and the total number of the classes of shares which the Company is authorized to issue based on the acquisition and cancellation on July 4, 2006 of Classes IV and VI preferred stock and the acquisition and cancellation on July 7, 2006 of a part of the Company’s treasury stock held by the Company’s subsidiary, as well as to make certain other related amendments.

Proposed Amendments

The substances of these amendments and reasons therefor are set forth below.

(Changes are indicated by underlines.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,698,500 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

25,000,000 shares

Class IV preferred stock:

150,000 shares

Class VI preferred stock:

150,000 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

Article 6.

(Total Number of Authorized Shares)

The total number of shares which the Company is authorized to issue shall be 29,266,700 shares, and each total number of the classes of shares which the Company is authorized to issue shall be as set forth below; provided, however, that in the case where a cancellation of shares is made, the number of shares which the Company is authorized to issue shall be reduced by the number of shares so canceled:

Common stock:

24,868,200 shares

Class XI preferred stock:

1,398,500 shares

Class XII preferred stock:

1,500,000 shares

Class XIII preferred stock:

1,500,000 shares

This amendment is proposed to reduce the total number of authorized shares and the total number of the classes of shares which the Company is authorized to issue as a result of the cancellation of Classes IV and VI preferred stock and common stock.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class IV preferred stock:

47,600 yen per share

Class VI preferred stock:

42,000 yen per share

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of

Article 13.

(Preferred Stock Dividends)

1. In respect of dividends from its surplus provided for in Article 52, the Company shall distribute dividends from its surplus by cash on preferred stock (hereinafter referred to as the “Preferred Stock Dividends”) in such amount as provided for below to shareholders of preferred stock (hereinafter referred to as the “Shareholders of Preferred Stock”) or registered stock pledgees in respect of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”) in priority to holders of common stock (hereinafter referred to as the “Shareholders of Common Stock”), registered stock pledgees in respect of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) or holders of fractional shares in respect of common stock; provided, however, that in the case where all or a part of the Preferred Stock Interim Dividends provided for in Article 14 have been paid in the relevant business year, the amount so paid shall be reduced accordingly:

Class XI preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

such stock, which amount shall not exceed 50,000 yen per share

Class XII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 50,000 yen per share

Class XIII preferred stock:

Amount decided by the resolution of the Board of Directors on the issuance of such stock, which amount shall not exceed 100,000 yen per share

2. In a given business year, if all or a part of the Preferred Stock Dividends have not been paid to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees, the unpaid amount shall not be accumulated for the subsequent business years.	2. (No change.)

3. The Company shall not distribute dividends from its surplus to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee, any amount in excess of the amount of the relevant Preferred Stock Dividends.	3. (No change.)

Article 15. (Distribution of Residual Assets) 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in	Article 15. (Distribution of Residual Assets) 1. In respect of distribution of residual assets, the Company shall pay to the Shareholders of Preferred Stock or Registered Preferred Stock Pledgees in	This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment

priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes IV and VI preferred stock:

2,000,000 yen per share

Classes XI through XIII preferred stock:

1,000,000 yen per share

priority to the Shareholders of Common Stock, Registered Common Stock Pledgees or holders of fractional share in respect of common stock in such amount as provided for below:

Classes XI through XIII preferred stock:

1,000,000 yen per share

2. No distribution of residual assets other than those provided for in the preceding paragraph shall be made to any Shareholder of Preferred Stock or Registered Preferred Stock Pledgee.	2. (No change.)

Article 18.

(Acquisition of Preferred Stock)

1. In respect of Classes IV and VI preferred stock, the Company may mandatorily redeem each such class of preferred stock, in whole or in part, at such time and at such redemption price as respectively provided for in the Stock-for-Stock Exchange Agreement approved by a resolution of a general meeting of shareholders pursuant to the provision of Article 353 of the former Commercial Code.

	Article 18. (Acquisition of Preferred Stock) (Deleted.)	This amendment is proposed to delete the provisions relating to Classes IV and VI preferred stock as a result of the cancellation thereof.

2. In respect of Classes XII and XIII preferred stock, the Company may acquire each such class of preferred stock, in whole or in part, on the date separately determined by a resolution of a general meeting of shareholders,	1. (No change.)

Current Articles of Incorporation	Proposed Amendment	Reason for Amendment
after such time and at such acquisition price as respectively determined by a resolution of the Board of Directors relating to the issuance of the relevant preferred stock.

3. In the case of a partial acquisition pursuant to the preceding two (2) paragraphs, such redemption shall be made by way of lot or pro rata allocation.	2. In the case of a partial acquisition pursuant to the preceding paragraph, such redemption shall be made by way of lot or pro rata allocation.

Proposal 3: Appointment of eight (8) Directors

The term of office of six (6) Directors, Messrs. Terunobu Maeda, Hiroshi Saito, Seiji Sugiyama, Yoshiharu Fukuhara, Mitsuo Ohashi and Glen S. Fukushima will expire at the closing of this ordinary general meeting of shareholders, and two (2) Directors, Messrs. Shunichi Asada and Tetsuji Kosaki will resign from their respective office of Director shortly. Accordingly, the Company proposes the appointment of eight (8) Directors.

The candidates for Directors are as follows:

Candidate No.	Name (Date of birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Terunobu Maeda (January 2, 1945)	April 1968	Joined the Fuji Bank, Limited	103 shares of Common Stock
		June 1995	Director / General Manager of Credit Planning Division
		April 1996	Director / General Manager of Corporate Planning Division
		May 1997	Managing Director
		January 1998	Managing Director / Head of Public and Financial Institutions Group
		May 1999	Managing Director / Chief Financial Officer
		May 2001	Deputy President / Chief Financial Officer (until March 2002)
		January 2002	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)
		April 2002	President & CEO (until April 2007)
		January 2003	President & CEO of the Company (current)

2	Masato Ono (November 4, 1950)	April 1974	Joined the Dai-Ichi Kangyo Bank, Limited	18 shares of Common Stock
		April 2002	Executive Officer / General Manager of Corporate Banking Coordination Division of Mizuho Corporate Bank, Ltd.
		April 2004	Managing Executive Officer
		April 2005	Managing Executive Officer / Head of Financial Products Unit
		March 2006	Managing Executive Officer of Mizuho Bank, Ltd.
		April 2007	Deputy President - Executive Officer / Head of Internal Audit Group of the Company (current)

3	Hiroshi Motoyama (June 15, 1954)	April 1977	Joined The Industrial Bank of Japan, Limited	2 shares of Common Stock
		April 2002	Joint General Manager of Human Resources Division of Mizuho Bank, Ltd.
		December 2002	General Manager of Corporate Banking Division No.9 of Mizuho Corporate Bank, Ltd.
		April 2004	Executive Officer / General Manager of IT & Systems Planning Division
		April 2007	Managing Executive Officer / Head of Strategic Planning Group and Head of IT, Systems & Operations Group of the Company (current)

Candidate No.	Name (Date of birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
4	Hiroshi Saito (March 29, 1944)	April 1966	Joined the Industrial Bank of Japan, Limited	25 shares of Common Stock
		June 1994	Director / General Manager of Corporate Banking Department No.6
		May 1995	Director / General Manager of Tokyo Branch
		February 1997	Managing Director
		June 1999	Managing Director / Head of Corporate Banking Unit
		June 2000	Managing Director
		September 2000	Managing Executive Officer / Head of Corporate and Financial Institutions Banking Business Unit of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.)
		January 2002	Director and Managing Executive Officer / Head of Corporate and Financial Institutions Banking Business Unit
		April 2002	Director (until April 2007)
		April 2002	President & CEO of Mizuho Corporate Bank, Ltd. (current)
		January 2003	Director of the Company (current)
(Representative Status in Other Corporations, etc.) President & CEO of Mizuho Corporate Bank, Ltd.

5	Seiji Sugiyama (April 17, 1947)	July 1971	Joined The Nippon Kangyo Bank, Limited	24 shares of Common Stock
		June 1999	Director / General Manager of Human Resources Office of the Dai-Ichi Kangyo Bank, Limited
		May 2000	Managing Director / General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company
		June 2000	Managing Executive Officer / General Manager of Corporate Banking Business Division I and Head of Customer & Consumer Banking Company
		July 2000	Managing Executive Officer / Head of Customer & Consumer Banking Company
		June 2001	Managing Executive Officer / Head of Trust and Asset Management Business Unit of Mizuho Holdings, Inc.
		April 2002	Managing Executive Officer / Chief Compliance Officer of Mizuho Corporate Bank, Ltd.
		June 2002	Managing Executive Officer / Chief Strategy Officer
		March 2003	Deputy President - Executive Officer / Head of IT, Systems & Operations Group of the Company
		June 2003	Deputy President / Head of IT, Systems & Operations Group
		March 2004	Director (current)
		March 2004	President & CEO of Mizuho Bank, Ltd. (current)
		March 2004	Director of Mizuho Holdings, Inc. (present Mizuho Financial Strategy Co., Ltd.) (until April 2007)
(Representative Status in Other Corporations, etc.) President & CEO of Mizuho Bank, Ltd.

Candidate No.	Name (Date of birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
6	Akihiko Nomiyama (June 15, 1934)	April 1957	Joined Nippon Mining Co., Ltd.	0 shares of Common Stock
		June 1984	Director
		June 1989	Managing Director
		December 1992	Managing Director of Nikko Kyodo Co., Ltd.
		December 1993	Managing Director of Japan Energy Corporation
		June 1994	Senior Managing Director
		June 1996	President and CEO (Representative Director)
		June 2000	Chairman, President and CEO (Representative Director)
		April 2002	Chairman and CEO (Representative Director)
		September 2002	President and CEO (Representative Director) of Nippon Mining Holdings, Inc.
		June 2003	Chairman (Representative Director)
		June 2006	Special Advisor (current)

7	Mitsuo Ohashi (January 18, 1936)	March 1959	Joined Mitsui Bank, Ltd.	0 shares of Common Stock
		December 1961	Joined Showa Denko K.K.
		May 1988	General Manager of Corporate Planning Division
		March 1989	Director / General Manager of Corporate Planning Division
		March 1993	Managing Director
		March 1995	Senior Managing Director
		March 1997	President and Chief Executive Officer
		January 2005	Representative Director and Chairman of the Board of Directors
		June 2005	Outside Director of the Company (current)
		March 2007	Director and Chairman of the Board of Directors of Showa Denko K.K. (current)

8	Kanemitsu Anraku (April 21, 1941)	April 1964	Joined Nissan Motor Co., Ltd.	5 shares of Common Stock
		June 1993	Director
		June 1997	Managing Director
		May 1999	Executive Vice President (Representative Director)
		April 2000	Vice Chairman (member of the board of directors)
		June 2000	Vice Chairman
		April 2002	President (Representative Director) of Nissan Real Estate Development Corporation
		June 2005	Counselor
		July 2006	Counselor of Nissan Network Holdings Co., Ltd. (current)

(Notes)	1.	Three (3) candidates among the above, Messrs. Akihiko Nomiyama, Mitsuo Ohashi and Kanemitsu Anraku, are “candidates for outside directors” as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Company Law of Japan.

2.	Reasons for Appointment of Candidates for Outside Directors, Independence as Outside Directors and Liability Limitation Agreements with Outside Directors.

(1)	Reasons for Appointment of Candidates for Outside Directors, Independence as Outside Directors

a.	The Company proposes to appoint Mr. Akihiko Nomiyama based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as President and CEO (Representative Director) and Chairman (Representative Director) of Nippon Mining Holdings, Inc. and his wide-ranging insight gained through his management experience at the same company.

b.	The Company proposes to appoint Mr. Mitsuo Ohashi since it has concluded he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience at Showa Denko K.K. in which he serves as Director and Chairman of the Board of Directors and his wide-ranging insight gained through his management experience at the same company. A relative within the third degree of Mr. Mitsuo Ohashi is working as an employee of the Company. Two (2) years will have passed since his assumption of office as an Outside Director of the Company at the closing of this ordinary general meeting of shareholders.

c.	The Company proposes to appoint Mr. Kanemitsu Anraku based on its conclusion that he will be able to provide various guidance on the general management of the Company from an objective point of view, making use of his abundant experience in his career as Executive Vice President (Representative Director) of Nissan Motor Co., Ltd. and his wide-ranging insight gained through his administrative experience at the same company. A relative within the third degree of Mr. Kanemitsu Anraku is working as an employee of Mizuho Trust & Banking Co., Ltd.

(2)	Liability Limitation Agreements with Outside Directors

a.	The Company has entered into a liability limitation agreement with Mr. Mitsuo Ohashi, a candidate for Outside Director, a summary of which is provided in the “(3) Liability Limitation Agreements” of “3. Matters regarding Outside Members of Officers” in the Business Report above (page 28).

b.	Pursuant to the provisions provided for in Article 427, Paragraph 1 of the Company Law of Japan (the “Law”), the Company is expected to enter into liability limitation agreements with Messrs. Akihiko Nomiyama and Kanemitsu Anraku which will limit the liability provided for in Article 423, Paragraph 1 of the Law to the higher of either (i) the pre-determined amount not less than JPY 20 million or (ii) the amount prescribed in laws and regulations, provided that such Outside Director is bona fide and without gross negligence in performing his duty.

Proposal 4: Appointment of two (2) Corporate Auditors

The term of office of Mr. Yukio Nozaki, Corporate Auditor, will expire at the closing of this ordinary general meeting of shareholders, and Mr. Junichi Iwabuchi will resign from Corporate Auditor at the closing of this ordinary general meeting of shareholders.

Accordingly, the Company proposes the appointment of two (2) Corporate Auditors.

The candidates for Corporate Auditors are as set forth below.

The Board of Corporate Auditors has approved this proposal in advance.

Candidate No.	Name (Date of birth)	Brief Personal Record, Representative Status in Other Corporations, etc., and Title and Assignment in the Company		Number of Shares of Stock of the Company held
1	Shigeru Yamamoto (July 5, 1951)	April 1975	Joined The Industrial Bank of Japan, Limited	16 shares of Common Stock
		April 2002	General Manager of Securities Division of Mizuho Corporate Bank, Ltd.
		December 2002	General Manager of Credit Risk Management Division
		March 2003	Executive Officer / General Manager of Credit Risk Management Division
		April 2004	Managing Executive Officer / Head of Corporate Restructuring Business Unit, Chief Credit Officer
		March 2006	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit, Head of Corporate Restructuring Business Unit and General Manager of Public Sector Banking Division
		May 2006	Managing Executive Officer / Head of Global Portfolio Management Unit, Head of Financial Institutions & Public Sector Business Unit and Head of Corporate Restructuring Business Unit
		April 2007	Advisor

2	Yukio Nozaki (August 19, 1931)	April 1956	Assistant Judge of the Tokyo District Court	56 shares of Common Stock
		March 1992	President of the Sendai High Court
		March 1993	President of the Nagoya High Court
		August 1996	Resign from judge
		October 1996	Registered as attorney at law (Daiichi Tokyo Bar Association)
		June 1997	Corporate Auditor of The Dai-Ichi Kangyo Bank, Limited (until March 2002)
		September 2000	Corporate Auditor of Mizuho Holdings, Inc. (until March 2003)
		April 2002	Outside Corporate Auditor of Mizuho Corporate Bank, Ltd. (current)
		January 2003	Outside Corporate Auditor of the Company (current)
		March 2006	Outside Corporate Auditor of Mizuho Bank, Ltd. (current)

(Notes)

1.      Mr. Shigeru Yamamoto, one of the candidates for Corporate Auditor, has accepted to assume the office of Corporate Auditor immediately after the closing of this ordinary general meeting of shareholders following his retirement from his position as Advisor of Mizuho Corporate Bank, Ltd.

2. Mr. Yukio Nozaki is a “candidate for the outside corporate auditor” provided for in Article 2, Paragraph 3, Item 8 of the Enforcement Regulations of the Company Law of Japan.

3. Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors and Liability Limitation Agreements with Outside Corporate Auditors.

(1) Reasons for Appointment of Candidates for Outside Corporate Auditors, Independence as Outside Corporate Auditors

The Company proposes to appoint Mr. Yukio Nozaki based on its conclusion that he will be able to contribute to maintaining and improving the corporate governance level of the Company by making use of his high degree of expertise gained through the experience of his duties as President of the Sendai High Court, President of the Nagoya High Court and as an attorney at law. Although he has not been engaged in management of a company other than in his career as an outside corporate auditor, the Company believes he will fulfill the audit duties of the Company appropriately due to his high degree of expertise. Four (4) years and five (5) months will have passed since his assumption of office as the Outside Corporate Auditor of the Company at the closing of this ordinary general meeting of shareholders.

(2) Liability Limitation Agreements with Outside Corporate Auditors

The Company has entered into a liability limitation agreement with Mr. Yukio Nozaki, a candidate for Outside Corporate Auditor, a summary of which is provided in the “(3) Liability Limitation Agreements” of “3. Matters regarding Outside Members of Officers” in the Business Report above (page 28).

Proposal 5: Grant of retirement allowances to the retiring Directors and the retiring Corporate Auditor

The Company proposes to present the retirement allowance to (i) each of Messrs. Shunichi Asada and Tetsuji Kosaki who will resign from their respective positions as Director shortly, (ii) each of Messrs. Yoshiharu Fukuhara and Glen S. Fukushima who will leave their respective positions as Outside Director at the closing of this ordinary general meeting of shareholders, and (iii) Mr. Junichi Iwabuchi who will resign from Corporate Auditor at the closing of this ordinary general meeting of shareholders, to reward them for their services during their terms of offices, in an amount not exceeding the applicable amount determined in accordance with the Company’s established rules. The Company seeks shareholders’ approval to give discretion to the Board of Directors (with respect to retiring Directors) and the Board of Corporate Auditors (with respect to the retiring Corporate Auditor) to determine the actual amount, timing of presentation, method and related details of the retirement allowance to the aforementioned retiring Directors and retiring Corporate Auditor based on discussions within the relevant board.

The respective brief personal records of the retiring Directors and the retiring Corporate Auditor described above are as follows:

Name	Brief Personal Record
Shunichi Asada	June 2005	Deputy President / Head of Internal Audit Group of the Company
	April 2007	Director (to the present)

Tetsuji Kosaki	June 2004	Managing Director / Head of Strategic Planning Group and Head of Audit and Compliance Group of the Company
	October 2004	Managing Director / Head of Strategic Planning Group
	June 2005	Managing Director / Head of Strategic Planning Group and Head of IT, Systems & Operations Group
	April 2007	Director (to the present)

Yoshiharu Fukuhara	January 2003	Director of the Company (to the present)

Glen S. Fukushima	January 2003	Director of the Company (to the present)

Junichi Iwabuchi	June 2005	Corporate Auditor (full-time) of the Company (to the present)

-End of Document-

(Reference)

I. Consolidated Financial Data of Mizuho Financial Group, Inc.

1. Income Analysis (Consolidated)

	(Billions of yen)
		Fiscal 2006	Change	Fiscal 2005
Consolidated Gross Profits	1	2,117.3	114.9	2,002.4
Net Interest Income		1,090.2	27.6	1,062.6
Fiduciary Income		66.9	(11.8)	78.8
Credit Costs for Trust Accounts		—	1.4	(1.4)
Net Fee and Commission Income		551.1	(4.8)	555.9
Net Trading Income		261.5	56.6	204.9
Net Other Operating Income		147.5	47.4	100.0
General and Administrative Expenses	2	(1,091.6)	3.6	(1,095.2)
Personnel Expenses		(454.6)	29.4	(484.0)
Non-Personnel Expenses		(581.7)	(25.3)	(556.3)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	(142.6)	(57.9)	(84.7)
Net Gains (Losses) related to Stocks	4	(109.5)	(341.1)	231.5
Equity in Income from Investments in Affiliates	5	9.3	0.1	9.1
Other	6	(34.7)	107.3	(142.1)

Ordinary Profits	7 (Total of 1-6)	748.1	(172.8)	921.0

Net Extraordinary Gains	8	226.7	167.6	59.0
Reversal of Reserves for Possible Losses on Loans, etc.		102.4	(36.9)	139.3
Income before Income Taxes and Minority Interests	9=7+8	974.8	(5.2)	980.1
Income Taxes-Current	10	(43.2)	20.7	(64.0)
-Deferred	11	(223.6)	(38.6)	(185.0)
Minority Interests in Net Income	12	(86.9)	(5.8)	(81.1)

Net Income	13=9+10+11+12	620.9	(28.9)	649.9

* Amounts less than one hundred million yen are rounded down.
* Net Gains (Losses) related to Stocks includes gains on disposition of investment in subsidiary of ¥42.4 billion for Fiscal 2005.

Credit-related Costs	(40.1)	(93.4)	53.2

* Credit-related Costs =	Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. Consolidated Capital Adequacy Ratio (Barzel II BIS Capital Ratio)

	(Billions of yen)
	As of March 31, 2007 (Preliminary)	(Reference) Basel I BIS Capital Ratio
		As of March 31, 2007 (Preliminary)	As of March 31, 2006	Change
Risk-based Capital	8,841.3	9,285.6	8,993.2	292.3
Risk-weighted Assets	70,795.4	80,118.4	77,338.3	2,780.0
Capital Adequacy Ratio (%)	12.48	11.58	11.62	(0.04)

*	Amounts less than one hundred million yen are rounded down.

II. Aggregated Figures of Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd. and Mizuho Trust & Banking Co., Ltd.

1. Income Analysis (Non-Consolidated, including past figures for their former financial subsidiaries for corporate revitalization)

	(Billions of yen)
		Fiscal 2006
		Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	Fiscal 2005
Gross Profits	1	978.5	547.8	173.8	1,700.2	1.4	1,698.8
Net Interest Income		593.8	306.5	52.1	952.5	(159.5)	1,112.0
Fiduciary Income		—	—	66.1	66.1	(11.8)	77.9
Credit Costs for Trust Accounts		—	—	—	—	1.4	(1.4)
Net Fee and Commission Income		216.6	135.5	48.6	400.8	22.4	378.4
Net Trading Income		35.7	92.8	0.8	129.4	95.9	33.4
Net Other Operating Income		132.2	12.9	6.0	151.3	54.3	96.9
General and Administrative Expenses (excluding Non-Recurring Losses)	2	(526.9)	(240.9)	(87.7)	(855.7)	(44.7)	(810.9)
Personnel Expenses		(135.0)	(80.5)	(29.2)	(244.9)	(1.1)	(243.7)
Non-Personnel Expenses		(358.9)	(146.9)	(55.5)	(561.4)	(42.5)	(518.9)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3=1+2	451.5	306.9	86.1	844.5	(44.7)	889.2

Reversal of (Providon for) General Reserve for Possible Losses on Loans	4	(20.4)	—	3.1	(17.3)	(17.5)	0.2

Net Business Profits	5=3+4	431.0	306.9	89.2	827.2	(60.8)	888.1

Net Non-Recurring Gains (Losses)	6	(251.9)	6.6	(9.4)	(254.7)	(156.0)	(98.7)
Net Gains (Losses) related to Stocks		(165.0)	30.9	18.7	(115.3)	(315.1)	199.7
Expenses related to Portfolio Problems		(79.4)	(8.0)	(23.6)	(111.1)	4.2	(115.4)

Ordinary Profits	7=5+6	179.0	313.6	79.7	572.4	(216.9)	789.4

Net Extraordinary Gains	8	105.1	129.9	0.7	235.8	89.7	146.1
Reversal of Reserves for Possible Losses on Loans, etc.		34.3	70.4	0.3	105.1	(75.3)	180.5
Income before Income Taxes	9=7+8	284.2	443.5	80.5	808.3	(127.2)	935.6
Income Taxes-Current	10	(0.5)	(0.0)	(0.0)	(0.5)	(0.0)	(0.6)
-Deferred	11	(77.4)	(120.3)	(11.7)	(209.5)	(7.5)	(202.0)

Net Income	12=9+10+11	206.2	323.1	68.8	598.2	(134.7)	732.9

*       Amounts less than one hundred million yen are rounded down.

*       Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of Mizuho Trust & Banking excludes the amount of Credit Costs for Trust Accounts.

*       Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included for Fiscal 2005 due to the simple aggregation of 3 banks (non-consolidated) and their revitalization subsidiaries.

Credit-related Costs	(65.4)	62.3	(20.1)	(23.3)	(87.2)	63.9

* Credit-related Costs =	Expenses related to Portfolio Problems + Reversal of (Provision for) General Reserve for Possible Losses on Loans + Reversal of Reserves for Possible Losses on Loans, etc. + Credit Costs for Trust Accounts

2. “Deposits” and “Loans and Bills Discounted”

	(Billions of yen)
	As of March 31, 2007
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2006
Deposits (including Negotiable Certificates of Deposit)	54,347.4	26,627.2	3,433.7	84,408.5	155.5	84,253.0
Loans and Bills Discounted	34,065.0	28,734.8	4,026.2	66,826.1	841.4	65,984.7

*	Amounts less than one hundred million yen are rounded down.

3. Disclosed Claims under the Financial Reconstruction Law

	(Billions of yen)
	As of March 31, 2007
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2006
Claims against Bankupt and Substantially Bankrupt Obligors	70.3	21.3	30.5	122.2	(8.5)	130.8
Claims with Collection Risk	275.4	271.7	51.1	598.4	243.1	355.2
Claims for Special Attention	244.3	219.5	62.2	526.0	(40.6)	566.7
Total	590.1	512.6	143.9	1,246.7	193.9	1,052.8

*	Amounts less than one hundred million yen are rounded down.
*	Amounts of Mizuho Trust & Banking include trust accounts.

4. Unrealized Gains (Losses) on Other Securities

	(Billions of yen)
	As of March 31, 2007
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures	Change	As of March 31, 2006
Japanese Stocks	446.5	1,944.3	218.9	2,609.8	243.3	2,366.4
Japanese Bonds	(72.1)	(58.7)	(26.3)	(157.2)	102.7	(259.9)
Other	6.2	(98.4)	(3.5)	(95.7)	(47.3)	(48.3)
Total	380.6	1,787.1	189.0	2,356.8	298.7	2,058.1

*	Amounts less than one hundred million yen are rounded down.
*	Figures above denote differences between book value and acquisition cost (including amortized cost) of Other Securities which have readily determinable fair value.
*	In addition to “Securities” on the balance sheets, negotiable certificates of deposit in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheets date. Fair value of securities other than Japanese stocks is determined at the quoted market price if avaialble, or other reasonable value at the balance sheets date.

5. Consolidated Capital Adequacy Ratio (Barzel II BIS Capital Ratio)

	(Billions of yen)
	As of March 31, 2007 (Preliminary)
	Mizuho Bank Domestic Standard	Mizuho Corporate Bank BIS Capital Ratio	Mizuho Trust & Banking BIS Capital Ratio
Risk-based Capital	3,412.8	5,329.5	630.0
Risk-weighted Assets	29,053.6	38,024.4	4,015.2
Capital Adequacy Ratio (%)	11.74	14.01	15.69

*	Amounts less than one hundred million yen are rounded down.

	(Billions of yen)
	(Reference) Barzel I BIS Capital Ratio
	As of March 31, 2007 (Preliminary)
	Mizuho Bank Domestic Standard	Mizuho Corporate Bank BIS Capital Ratio	Mizuho Trust & Banking BIS Capital Ratio
Risk-based Capital	3,578.5	5,518.1	654.0
Risk-weighted Assets	34,705.4	42,476.6	4,527.0
Capital Adequacy Ratio (%)	10.31	12.99	14.44

*	Amounts less than one hundred million yen are rounded down.

III. Financial Data of Mizuho Securities Co., Ltd.

1. Results of Operations

	(Billions of yen)
	Fiscal 2006	Fiscal 2005	Change
Operating Income	135.9	138.8	(2.9)
Net Operating Income	115.3	127.4	(12.1)
Operating Profits	43.5	61.4	(17.8)
Ordinary Profits	45.2	62.7	(17.5)
Net Income	27.8	13.6	14.2

*	Amounts less than one hundred million yen are rounded down.

2. Financial Conditions

	(Billions of yen)
	As of March 31, 2007	As of March 31, 2006	Change
Net Assets	403.6	391.8	11.7
Capital Adequacy Ratio (%)	263.1	267.7	(4.6)

*	Amounts less than one hundred million yen are rounded down.

Access to the 5th Ordinary General Meeting of Shareholders Site

Place:	Hall A, Tokyo International Forum

5-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

The nearest stations: JR Line	Yurakucho Station

Tokyo Station

Subway	Yurakucho Station(Yurakucho Line)

Tokyo Station (Marunouchi Line)

Hibiya Station (Mita Line, Hibiya Line, Chiyoda Line)

Ginza Station (Marunouchi Line, Hibiya Line, Ginza Line)

Nijubashimae Station (Chiyoda Line)

[Map]

Notice: No parking lot is reserved for attendees. Please come by the public transportations.

[Translation]

Voting Form

To: Mizuho Financial Group, Inc.

Shareholder Number	Number of Exercisable Voting Rights
*******	*********

With respect to each proposal at the 5th Ordinary General Meeting of Shareholders of Mizuho Financial Group, Inc. held as of June 26, 2007 (including its adjourned meetings or adjournments), I hereby exercise my voting rights as follows (Approval or disapproval is indicated by putting circles below.).

June [    ], 2007

Proposal	Proposal 1	Proposal 2	Proposal 3	Proposal 4	Proposal 5
Approval or Disapproval for the Original Proposal	Approval Disapproval	Approval Disapproval	Approval (Except ) Disapproval	Approval (Except ) Disapproval	Approval Disapproval

•	No indication of your approval or disapproval for each of proposals shall be treated as approval.

•	If you exercise your voting rights twice, in writing and via the internet, we will only accept the exercise of your voting rights via the internet as effective.

•	If you exercise your voting rights more than once via the internet, we will only accept the last exercise of your voting rights as effective.

Mizuho Financial Group, Inc.

Number of shares of stock you hold:	*****shares
Number of shares of stock registered in the register of shareholders out of the shares you hold:	*****shares
Number of shares of stock registered in the register of beneficial shareholders out of the shares you hold:	*****shares

Code for exercise of voting rights:	**************
Password:	******

NOTICE

1.	If you attend the general meeting of shareholders, please submit this voting form without cutting off this portion to the reception at the entrance to the meeting place.

2.	If you are not able to attend the general meeting of shareholders, we request that you exercise your voting rights in one of the following ways.

(a)	Exercise of voting rights in writing

Please cut off this portion and return the left voting form to us so as to reach us by no later than 5:00 p.m. on June 25, 2007 on which your approval or disapproval is indicated.

(b)	Exercise of voting rights by electromagnetic method (using the internet, etc.)

Please access the website for exercising voting rights (http://www.it-soukai.com/) and exercise your voting rights via the internet by no later than 5:00 p.m. on June 25, 2007 following the directions on the screen.

3.	In addition, if you disapprove of any of the candidates in the proposals of appointment of Directors and Corporate Auditors, please circle “Approval” and enter the candidate number of the candidate you disapprove of in the bracket (Each candidate is numbered consecutively in the “Reference Materials for the Ordinary General Meeting of Shareholders” attached to the “Convocation Notice of the 5th Ordinary General Meeting of Shareholders”.).

Mizuho Financial Group, Inc.